FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2018 Third quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2018

The financial information related to January-September 2018 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. According to the accounting reporting standards, hyper-inflation adjustment to financial results is applied retroactively since 1 January 2018 and the information presented in prior results will not be restated.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, theSpanish-language version prevails.

01

CONSOLIDATED RESULTS

During the quarter it is worth to highlight the strong commercial momentum both in customer acquisition and quality; 4.9m net additions in LTE, +1.9m in mobile contract, +550k in UBB and +109k in pay TV. This commercial activity inhigh-value customers accelerated growth in average revenue per access to +3.5% y-o-y in organic terms (+3.0% in January-September), while churn remained stable. Thus, Telefónica Group’s access base stood at 356.3m, virtually stable y-o-y.

The growth in high value accesses was driven by the strong demand for data, speed and content: i) LTE customers totalled 111.5m (+25% y-o-y) with quarterly net additions of 4.9m and a penetration of 44% (+10 p.p. y-o-y); ii) mobile contract accesses (121.6m; +7% y-o-y) reported net additions of 1.9m (+32% y-o-y), backed by the highest mobile contract quarterly net additions in Spain over the last ten years, and represented 45% of total mobile accesses (+3 p.p. y-o-y); iii) “smartphones” (+7% y-o-y; 166.8m), with quarterly net additions of 2.9m (2.1x y-o-y), reached a penetration of 67% (+5 p.p. y-o-y); iv) FTTx/Cable (12.8m; +21% y-o-y) reported quarterly net additions of 550k already representing 59% of total fixed broadband accesses (+10 p.p. y-o-y), with a coverage of 49.0m premises passed with proprietary network (+15% y-o-y); and v) pay TV (8.8m; +6% y-o-y), with quarterly net additions of 109k (+8% y-o-y).

It should be noted that the following factors impacted third quarter results:

•

T. Brasil; another favourable court ruling regarding the base for calculating the company’s contributions to PIS (Programa de Integração Social) and COFINS (Contribuição para Financiamento da Seguridade Social), complementing a similar ruling in the first half of the year and covering the period between September 2003 and June 2017. This factor had a positive impact in July-September 2018 of €307m on OIBDA and €223m on net financial expenses (+€792m and +€667m respectively in January-September 2018). In addition, a negative impact of €110m due to various contingencies was registered (-€216m in January-September).

•	T. Hispam Sur; restructuring costs of €24m (-€20m in Peru and -€4m in Argentina)

•	T. Hispam Norte; capital gains on the sale of towers in Colombia (€24m impact on OIBDA).

•	Other Companies; capital gains on the sale of digital companies (Tokbox and Digital Inc.) with an impact on OIBDA of €21m in the third quarter.

•	T. Deutschland; restructuring costs (-€14m).

•

Additionally, the Group has applied hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending 1 July 2018. The inflation adjustment on the financial statements is calculated retroactively since 1 January 2018, with a negative impact on the consolidated results of the Telefónica Group in July-September (-€361m in revenues, -€123m in OIBDA, -€112m in OI and -€76m in CapEx) and January-September (-€618m in revenues, -€229m in OIBDA, -€281m in OI and -€123m in CapEx).

Moreover, the depreciation of foreign currencies against the euro, in particular the Brazilian real and Argentine peso, had a negative impact on the Company’s reported results. In the third quarter, the exchange rate evolution (excluding the hyperinflation adjustment) reduced y-o-y growth of revenues by 8.1 p.p. and OIBDA by 9.5 p.p. (-8.5 p.p. and -9.8 p.p. respectively in January-September). However, the negative impact of the depreciation of currencies at OIBDA level (-€1,205m in the first nine months of 2018) decreased significantly in terms of cash flow generation (-€330m), since the depreciation also entailed lower payments in terms of CapEx, taxes, interests and dividends to minority shareholders.

Reported variations of the consolidated financial statements for January-September 2018 reflected the adoption of IFRS 15 and 9 since 1 January 2018 (results of January-September 2017 are reported following prior accounting standards). Organic variations excluded the impact of the accounting change to IFRS 15 in 2018 (-€23m in revenues and +€15m in OIBDA for the third quarter; -€50m and +€36m respectively in the first nine months). The accounting change to IFRS 9 had no significant impact on the results.

Revenues (€11,699m in July-September; €35,776m in January-September) accelerated y-o-y growth to 2.7% in organic terms (+2.2% in January-September), on the back of improving service revenues (+1.2% in the quarter; +0.9% inJanuary-September) and the strong progress in handset sales (+20.7% in the third quarter; +19.0% in the nine months). Nevertheless, revenues in reported terms decreased by 8.3% y-o-y in the quarter (-7.9% in the nine months) due to the currency depreciation effect aforementioned.

Mobile data revenues increased in the quarter by 7.8% y-o-y in organic terms (+7.9% in January-September), already representing 61% of mobile service revenues (+4 p.p. y-o-y in organic terms).

Excluding the negative impact of regulation (-1.0 p.p. in the quarter and -1.1 p.p. in January-September), revenue growth would have accelerated to 3.7% y-o-y in organic terms in the quarter (+3.3% in the nine months).

Operating expenses totalled €7,980m in the quarter and decreased 10.2% y-o-y in reported terms (-10.6% inJanuary-September 2018).

In the third quarter, provisions for restructuring costs amounted to €34m (mainly €24m in T. Hispam Sur), affecting “personnel expenses” (€21m) and “other net income/expense” (€12m). In January-September, restructuring costs totalled €98m (€135m for the same period in 2017).

Also, contingencies in Brazil amounted to €110m in the third quarter, affecting “other operating expenses” (€112m) and “other net income/expense” (-€2m).

Finally, reported evolution of operating expenses (other operating expenses) was affected by the before mentioned Brazilian court rulings (€307m in the third quarter; €792m in January-September).

In organic terms, operating expenses increased by 2.8% y-o-y in the third quarter (+1.9% in the first nine months). Supplies accelerated their y-o-y growth (+4.6% in July-September; +3.5% in January-September) due to increased handset consumption and higher content costs despite interconnection savings. Other operating expenses increasedy-o-y (+1.6% in the third quarter; +1.0% in the first nine months), reflecting increased network and systems costs and higher distribution costs associated to the positive commercial performance. Personnel expenses increased by 1.2%y-o-y in organic terms in the quarter (+0.3% in January-September) despite savings from redundancy programmes, affected by salary updates in Argentina since August.

The average headcount in January-September 2018 stood at 122,151 employees (-3.0% y-o-y).

Gain on sale of fixed assets in the third quarter amounted to €65m (€18m in the same period in 2017), highlighting the impact on OIBDA of €24m from capital gains on the sale of towers in T. Hispam Norte, €21m from capital gains on the sale of Tokbox and Digital Inc., and €10m from the sale of real estate assets in T. España (€10m in the third quarter of 2017).

Thus, Operating income before depreciation and amortisation (OIBDA) totalled €4,038m in the third quarter, decreasing by 1.4% y-o-y. In January-September, OIBDA amounted to €12,035m (-2.0% y-o-y).

In organic terms, OIBDA increased by 4.1% y-o-y in the quarter (+3.8% in January-September), reflecting the positive revenue evolution, savings from digitalisation and simplification, and cost containment efforts.

Excluding the impact from regulation (-1.3 p.p. in the third quarter and -1.9 p.p. in January-September), OIBDA would have risen by 5.4% y-o-y in organic terms in the quarter and 5.7% in the first nine months.

OIBDA margin stood at 34.5% in the third quarter (+2.4 p.p. y-o-y) and 32.7% in organic terms (+0.4 p.p. y-o-y). In January-September, it reached 33.6% (+2.0 p.p. y-o-y) and 32.5% in organic terms (+0.5 p.p. y-o-y).

Underlying OIBDA reached €3,939m in the quarter (-4.3% y-o-y), excluding the impact associated with the before mentioned Brazilian court ruling (€307m), contingencies in Brazil (-€110m), hyperinflation adjustment in Argentina(-€123m), restructuring costs (-€34m), capital gains on the sale of towers (€24m) and digital companies (€21m), and the adoption of IFRS 15 (€15m). Underlying OIBDA in the first nine months amounted to €11,804m (-4.9%).

Depreciation and amortisation stood at €2,112m in the quarter and declined by 9.0% y-o-y (-7.7% inJanuary-September). In organic terms, it decreased by 2.4% y-o-y (-1.5% in January-September).

Operating income (OI) thus reached €1,926 in the quarter and rose by 8.6% y-o-y (+6.0% in January-September). In organic terms, it grew by 12.6% y-o-y in the quarter (+11.1% in the first nine months).

Net financial expenses in the third quarter (€209m) were affected by the positive impacts on the financial statements associated with the before mentioned favourable court ruling in Brazil (€223m) and the hyperinflation adjustment in Argentina (€13m). Excluding these impacts, net financial expenses would have improved by €87m compared to the same period in the previous year, reflecting mainly savings due to the reduction in both debt and average cost of debt.

Corporate income tax (€366m in July-September) was mainly affected by the impact associated with the aforementioned favourable court ruling in Brazil.

Profit attributable to non-controlling interests in the third quarter (€209m) increased by €152m y-o-y, mainly due to the greater profit attributed to minority shareholders of T. Brasil, the profit attributed to minority shareholders of Telxius (after the closing of a 40% stake sale in the fourth quarter 2017 and 9.99% in July 2018), and higher profits attributed to minority shareholders of T. Colombia and T. Deutschland.

In this regard, the profit attributable to ordinary equity holders of the parent in the third quarter reached €1,139m and grew 35.8% y-o-y (€2,721m in January-September; +11.6% y-o-y).

In underlying terms, this profit increased 12.6% y-o-y in the third quarter (+3.1% in the first nine months of 2018) after excluding in July-September the following impacts: i) Brazilian court ruling (€258m), ii) depreciation and amortisation charges from purchase price allocation processes (-€101m), iii) contingencies in Brazil (-€83m), iv) capital gains on the sale of digital companies (€21m), v) restructuring costs (-€13m), vi) capital gains on the sale of towers (€10m), vii) adoption of IFRS 15 (€6m) and viii) hyperinflation adjustment in Argentina (-€103m).

Basic earnings per share reached €0.21 in the third quarter, growing 39.8% y-o-y (€0.46 in the first nine months; +6.1% y-o-y). In underlying terms, they stood at €0.21 in July-September (+14.1% y-o-y) and 0.58€ in January-September (+3.0% y-o-y).

CapEx in the first nine months of 2018 totalled €5,680m (+4.7% y-o-y) and included €612m from spectrum (€19m in the third quarter: €11m in Argentina and €7m in Spain). In organic terms, it increased by 5.0% and continued to focus on the radical transformation of networks (deployment of ultrabroadband networks and network virtualisation) and quality improvement.

Operating cash flow (OIBDA-CapEx) reached €6,354m in January-September 2018 and increased by 0.7% y-o-y. In organic terms, it grew by 2.9% reflecting the good business performance.

Interest payments in the first nine months of the year (€1,283m) decreased by 3.0% y-o-y, and the effective cost of interest payments in the last twelve months stood at 3.45% at September 2018 (3.48% at June 2018).

Tax payments amounted to €518m in January-September 2018, decreasing by 27.4% y-o-y, mainly due to larger tax refunds from previous years and exchange rates evolution.

Working capital consumed €1,160m in January-September 2018 due to CapEx seasonality, payments of taxes and site rentals, and the effect associated with the aforementioned Brazilian court rulings, partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring firm where those had been discounted. This consumption was €237m greater than in the same period in 2017, mostly because of the Brazilian court rulings, despite lower restructuring payments.

Operations with minority shareholders amounted to €527m in the first nine months of 2018, a 51.1% y-o-y increase, affected by the payment in the first quarter of 2018 of an extraordinary dividend to Telxius shareholders (€166m; mainly associated with the optimisation of the company’s capital structure). In July-September 2018, payments to minority shareholders totalled €122m compared to €94m in the third quarter 2017, due to higher dividend payments to T. Brasil minority shareholders reflecting improved profits.

Free cash flow reached €2,957m in the first nine months of the year (-8.3% y-o-y) and increased by 0.9% excluding spectrum payments.

Net financial debt at September (€42,636m) decreased by €1,594m compared to December 2017 thanks to free cash flow generation (€2,957m; including €634m spectrum payment, mainly in the UK), net financial divestments (€349m) and other factors for a net amount of €553m (including the aforementioned favourable court rulings in Brazil, extension of payment terms with suppliers or the factoring firm, and lower value in euros of net debt in foreign currencies). On the other hand; i) shareholder remuneration (€1,684m, including coupon payments and the replacement of capital instruments) and ii) labour-related commitments (€581m), increased debt.

Debt in the third quarter was reduced by €957m thanks to free cash flow generation (€1,420m), net financial divestments (€449m, including the sale of an indirect 9.99% stake in Telxius for €379m) and the lower value in euros of net debt in foreign currencies (€36m). On the other hand; i) shareholder remuneration (€725m, including the payment of coupons and the replacement of capital instruments), ii) labour-related commitments (€185m) and iii) and other factors for a net amount of €38m (mainly including the second favourable court ruling in Brazil and extension of payment terms with suppliers or the factoring firm), increased debt.

During the first nine months of 2018, the financing activity of Telefónica increased to approximately €12,360m equivalent (without considering the refinancing of commercial paper) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates). Therefore, as of the end of September, the Group has covered debt maturities for the next two years. The average debt life stood at 9.16 years (versus 8.08 years in December 2017).

Among the main financial transactions in the quarter, outstood in September an issuance of €1,000m bond for a term of 7 years and an annual coupon of 1.495% by Telefónica Emisiones, S.A.U. Additionally, in July, Telefónica Deutschland closed a senior debt issuance of €600m maturing in July 2025 with an annual coupon of 1.750%.

Throughout the first nine months, Telefónica Group obtained funding by means of extending payment terms with suppliers or with the factoring firm where those had been discounted for a total of €349m equivalent (€609m equivalent in January-September 2017).

Additionally, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately €1,967m at the end of September.

At the end of September, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,083m (€11,620m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €20,425m.

Definitions:

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

Underlying growth: Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts as well as depreciation and amortisation charges from purchase price allocation processes. Excludes in 2018 the hyperinflation adjustment in Argentina.

Digitalisation and Monetisation

(y-o-y changes in organic terms)

In a context where connectivity and digitalisation are key to the global digital ecosystem, Telefónica continued developing its platforms and fostering a differential customer experience. The purpose of the first platform is thus to guarantee excellent connectivity in a differential, scalable, and efficient network:

•

The Group’s FTTx/Cable coverage reached 81.0m premises passed at the end of September (49.0m for proprietary network, +15% y-o-y), 20.8m FTTH in Spain, 9.0m FTTx/Cable in Hispam (+45% y-o-y) and 19.3m in Brazil. Connected accesses grew by 21% y-o-y (12.8m). Process industrialisation makes deployment increasingly efficient on reduced network incidents, lower equipment costs and installation times which is enhanced by the interoperability with next-generation FTTH network equipment (XGS-PON) from this quarter onwards.

•

LTE coverage stood at 75% at September (+6 p.p. y-o-y; 92% in Europe and 69% in Latam) and LTE traffic represented 64% of the total traffic. In parallel, progress has been made towards 5G with the use of Massive MIMO and 4.5G deployment in Germany, Brazil, Mexico and Colombia. The opening of the new 5G innovation centre in Malaga for connected vehicles, joint efforts with other operators in order to promote new 4G/5G network equipment architectures based on open solutions, were particularly prominent. Telefónica will thus have greater control over the value chain (in HW and SW), will be more cost-efficient and flexible with new functional features and services without having to rely on third parties.

•

Unified fixed access customer devices continued expanding and are the basis for integrating proprietary and third-party high-quality services. Thus, of the over 30 million installed devices, more than 4m are lower cost HGU (Home Gateway Units) incorporating the latest technologies (Smart WiFi, 802.11 pre-ax, GPON upgrade), whose growth is expected to accelerate thanks to the availability of global software for Smart WiFi deployment (with the use of multiband WiFi and signal repeaters), all controlled by the customer from a mobile app.

•

The global UNICA solution, key in the Company’s virtualisation programme, reached 30 data centres in 11 countries, and enables dynamic, virtual and centralised management of network functions through SDN/NFV solutions.

In the second platform (structural transformation of systems and IT), 27% of the customer base has been already migrated to “Full Stack” (+8 p.p. y-o-y), and 63% of processes are digitalised and managed in real time (+8 p.p. y-o-y), improving “time-to-market” and customer experience.

The Company continued focused on E2E digitalisation. The 5 defined priorities are: i) Increase direct sales interaction with our customers (focusing on online sales), ii) Promote top-ups and sale of additional bundles through digital channels, iii) Increase the efficiency of payment and collection process, improving customer experience, iv) Improve the experience in the provision process and technical support, and v) Improve the experience in customer service.

Thus, progress is made in all operations, and proof of this are the following examples of the third quarter.

In Spain:

•	Digital channel sales (28% of total) increased by 50% y-o-y in overall accesses and by 73% in Fusión.

•	68% of corporate customers use digital channels (+9 p.p. y-o-y).

•	Use of the “Mi Movistar” app grew by 43% y-o-y (2.9m customers), while web use increased by 28% (10.0m users).

•	40% of the calls for technical incidents were self-managed (+21% y-o-y).

•	Over 50 use cases based on Advanced Analytics were implemented (VoD TV content recommender or identification of root causes for calls to the call centre).

In Brazil:

•	Use of the Meu Vivo App increased by 46% y-o-y to 7.6m users.

•	Prepay top-ups in digital channels increased by 20% y-o-y (new options and focus on UX).

•	E-billing grew by 41% y-o-y; half of our customer base are using only digital invoicing.

•	63% of the technical problems were resolved through digital tools.

•	Calls to the call centre decreased by 30% y-o-y.

In the third platform, we have an attractive offering of products and services.

In the consumer segment, the offering drives demand for data and speed, increase in ARPU and customer loyalty. In addition to the family data plans, integration of digital services (video, music, cloud, etc.) and recurring data plans in prepay (43% penetration in Latam), flexible and tailored tariffs to customer needs have been launched, such as “Vivo Easy” in Brazil (100% digital experience) and “Your phone your way” in the United Kingdom (linked to handsets). Additionally, a new and simpler convergent portfolio with more football content was launched in Spain at the end of October.

In the corporate segment, a portfolio of differential solutions continued to be built to boost the digitization of large customers (companies, multinational corporations, public sector customers) and SME customers, backed by global capabilities as connectivity and digital services provider (own and third-parties). Thus, the good performance in advanced IP and digital communications services (Cloud, security, IoT, etc.) and the global agreements reached (Dufry, digital transformation in 12 countries within the next 2 years) highlight the leadership as IT provider (ranked 3rd in Spain according to Gartner).

The weight of revenues from services beyond connectivity continued increasing and account for 14% of the Group revenues (+1 p.p. vs. September 2017). Digital service revenues are worth highlighting (€1,650m in Q3; +19.4% y-o-y and €4,901m in 9M; +25.3%):

i) Video revenues (44% of digital service revenues in 9M) stood at €710m (-0.7% vs. Q3 17) and €2,149m in 9M (+0.2 y-o-y). The total Video access base amounted to 9.9m (8.8m Pay TV accesses, +6% y-o-y, and 1.0m active accesses in the Movistar Play OTT service in Latam, and it is worth highlighting the launch of Netflix integrated in the Movistar platform in Chile (joining Colombia, Ecuador and the UK).

ii) Revenues from Advanced Digital Services (20% of digital service revenues in 9M), mainly aimed at corporate customers, stood at €344m in the quarter (+23.1% y-o-y; €990m, +26.6% in the first nine months), driven by M2M (€99m; +40.5% y-o-y) and, in particular by managed connectivity services (Smart M2M) and value-added E2E services and Security (€96m; +64.4% y-o-y, +99% in corporates), with the meaningful opening in the quarter of a Security Operating Centre in Ecuador, which raises the total number of centres to 11 worldwide, and the closing of several deals with key customers.

iii) Contents (27% of the digital service revenues in 9M; €452m in revenues in the quarter) maintained solid growth (+67.5 y-o-y) again driven by Brazil. In the first nine months they amount to €1,305m (+107.6%).

iv) Other Digital Services (9% of revenues in digital services in 9M; €144m in Q3) grew by 5.9% (+10.1% in 9M to €457m) supported by the advertising business.

Finally, in the fourth platform, the Movistar Home smart device was presented in October in Spain (with access to Aura, Telefónica’s cognitive intelligence) and provides users with the possibility of managing Movistar+ content, communications and home connectivity.

The pre-order campaign (5,000 units at €49) was a success, quickly exceeding the units available, which will be delivered from 15th November. Later on, the Christmas campaign will be launched, during which the device will be sold at €79.

Telxius

(y-o-y changes in organic terms)

In the third quarter, Telxius posted a solid business performance, being worth highlighting the new towers built and BRUSA submarine cable (connecting the USA, Puerto Rico and Brazil) being ready for service.

Revenues amounted to €231m and grew by 33.6% y-o-y, positively impacted by an exceptional sale of capacity associated to the BRUSA‘s ready for service (excluding this impact revenues would have increased by +5.3% y-o-y). Tower revenues (€85m) maintained a solid growth of 11.8% y-o-y in the quarter and cable revenues (€149m) strongly improved (+50.6% y-o-y) mainly driven by the positive impact from the mentioned transaction.

In the first nine months of the year, revenues reached €597m (+13.6% y-o-y), Towers business totalled €243m (+10.0%) and Cable business amounted to €354m (+16.2% y-o-y).

OIBDA stood at €107m in July-September and grew by 30.9% y-o-y (€280m; +11.5% in the first nine months) driven by both businesses, and showing the revenues and expenses related to the sale of capacity associated to BRUSA in the quarter (excluding this impact it would have increased by 6.5% y-o-y). The OIBDA margin stood at 46.0% in the quarter (46.8% in the first nine months).

In the tower business it is worth mentioning the addition of 101 towers newly built to the portfolio in the quarter, mainly in Spain, Brazil and Peru, and thus reached 16,554 towers at end of September (+266 in the first nine months). Additionally, the “tenancy ratio” continued its growing trend and improved to 1.35x (+0.01x q-o-q; +0.04x y-o-y).

In the cable business, it is particularly noteworthy the ready for service of BRUSA submarine cable, with the highest capacity to date connecting the Americas, with a length of 11,000km and 8-fibre pairs with a capacity up to 138Tbps between USA, Brazil and Puerto Rico. Additionally, the demand for international traffic managed maintained substantial growth (+25% y-o-y in IP traffic and +20% in broadband capacity service).

CapEx amounted to €132m in the first nine months (+4.6% y-o-y) and started to show the downward trend after MAREA and BRUSA cables came into service.

Thus, operating cash flow (OIBDA-CapEx) increased by +18.9% y-o-y in the first nine months and reached €148m.

On 27 July 2018, Telefónica transferred 9.99% of its indirect stake in the share capital of Telxius to the Pontegadea Group for €379m.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	341,785.7	341,347.3	339,843.1	338,997.9	337,921.1	338,521.8	337,077.3	(0.8)
Fixed telephony accesses (1)	37,853.0	37,488.4	37,028.0	36,898.6	36,404.2	35,973.3	35,414.0	(4.4)
Internet and data accesses	21,657.8	21,697.3	21,696.7	21,864.6	21,827.0	21,911.5	22,087.7	1.8
Broadband	21,196.4	21,240.4	21,243.8	21,417.5	21,385.9	21,460.2	21,638.0	1.9
FTTx/Cable	9,580.6	9,960.5	10,511.8	10,961.6	11,491.8	12,216.0	12,766.4	21.4
Mobile accesses	274,055.6	273,886.6	272,742.7	271,766.9	271,084.9	271,901.0	270,730.3	(0.7)
Prepay	162,648.4	161,271.6	158,662.8	155,868.5	153,623.2	152,234.0	149,131.7	(6.0)
Contract	111,407.2	112,615.0	114,079.9	115,898.4	117,461.7	119,667.0	121,598.5	6.6
M2M	14,488.0	15,009.9	15,572.9	16,137.2	16,778.1	17,623.4	18,397.9	18.1
Pay TV	8,219.3	8,274.9	8,375.8	8,467.7	8,604.9	8,736.1	8,845.3	5.6

Wholesale Accesses	18,392.2	18,507.4	18,752.0	19,124.9	19,021.1	18,966.5	19,207.0	2.4
Fixed wholesale accesses	5,087.1	4,887.2	4,689.4	4,460.2	4,222.2	4,082.6	3,987.7	(15.0)
Mobile wholesale accesses (2)	13,305.1	13,620.2	14,062.6	14,664.7	14,798.9	14,883.9	15,219.3	8.2

Total Accesses	360,177.9	359,854.7	358,595.1	358,122.8	356,942.2	357,488.4	356,284.3	(0.6)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Mobile Wholesale accesses have been included since the first quarter 2018 and this information is also given for comparative purposes from January 2017.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	40.7%	41.1%	41.8%	42.6%	43.3%	44.0%	44.9%	3.1	p.p.
Smartphones (‘000)	151,547.7	155,126.7	156,511.5	158,717.7	161,572.5	163,886.0	166,794.1	6.6
Smartphone penetration (%)	59.4%	60.9%	61.8%	63.0%	64.4%	65.3%	66.9%	5.1	p.p.
LTE (‘000)	75,458.8	81,604.2	88,978.7	97,534.0	102,910.4	106,617.8	111,529.1	25.3
LTE penetration (%)	29.1%	31.5%	34.6%	38.2%	40.5%	41.9%	44.2%	9.6	p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	35,776	38,846	(7.9)		2.2		11,699	12,754	(8.3)		2.7
Internal exp. capitalised in fixed assets	595	644	(7.6)		(1.9)		193	214	(10.1)		(4.4)
Operating expenses	(24,395)	(27,280)	(10.6)		1.9		(7,980)	(8,884)	(10.2)		2.8
Supplies	(10,015)	(11,018)	(9.1)		3.5		(3,366)	(3,656)	(7.9)		4.6
Personnel expenses	(4,472)	(5,091)	(12.2)		0.3		(1,401)	(1,598)	(12.3)		1.2
Other operating expenses	(9,909)	(11,171)	(11.3)		1.0		(3,213)	(3,630)	(11.5)		1.6
Other net income (expense)	54	25	n.m.		n.m.		62	(3)	c.s.		n.m.
Gain (loss) on sale of fixed assets	117	35	n.m.		84.6		65	18	n.m.		9.6
Impairment of goodwill and other assets	(112)	5	c.s.		c.s.		(1)	(4)	(84.5)		(91.2)
Underlying operating income before D&A (OIBDA)	11,804	12,408	(4.9)				3,939	4,116	(4.3)
Operating income before D&A (OIBDA)	12,035	12,274	(2.0)		3.8		4,038	4,095	(1.4)		4.1
OIBDA Margin	33.6%	31.6%	2.0	p.p.	0.5	p.p.	34.5%	32.1%	2.4	p.p.	0.4	p.p.
Depreciation and amortization	(6,581)	(7,131)	(7.7)		(1.5)		(2,112)	(2,322)	(9.0)		(2.4)
Operating income (OI)	5,454	5,143	6.0		11.1		1,926	1,773	8.6		12.6
Share of profit (loss) of investments accounted for by the equity method	2	5	(64.5)				(3)	2	c.s.
Net financial income (expense)	(575)	(1,729)	(66.7)				(209)	(532)	(60.7)
Profit before taxes	4,881	3,419	42.7				1,714	1,243	37.9
Corporate income tax	(1,669)	(867)	92.5				(366)	(347)	5.4
Profit for the period	3,212	2,552	25.8				1,348	896	50.5
Attributable to equity holders of the Parent	2,721	2,439	11.6				1,139	839	35.8
Attributable to non-controlling interests	491	113	n.m.				209	57	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,105	0.4				5,127	5,125	0.0
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.46	0.44	6.1				0.21	0.15	39.8
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.58	0.56	3.0				0.21	0.19	14.1

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro. Consolidated reported results for July-September 2018 have been calculated taking as a reference first half 2018 results adjusted by inflation in Argentina (see explanation in Alternative Performance Measures appendix).

-

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-September 2018 period Telefónica uses a synthetic Exchange rate of 428.30 Bolívares Soberanos/USD as of end of September 2018.

-

Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€340m in January-September 2018 and €63m in July-September 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA

GUIDANCE 2018

		2018 Guidance	Upgraded 2018 Guidance (Oct-2018)	2018
2017 Base				Jan - Sep
52,037	Revenues (% Chg YoY)	growing around 1% (in spite of regulation: ~-0.9 p.p.)	growing around 2% (in spite of regulation: ~-0.9 p.p.)	2.2%
32.0%	OIBDA margin (Chg YoY)	Expansion of around 0.5 p.p. (despite regulation dragging -1.6 p.p.)	Expansion of around 0.5 p.p. (despite regulation dragging -1.6 p.p.)	0.5 p.p.
15.7%	CapEx / Sales	Around 15%	Around 15%	14.5%

-

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2018	December 2017	% Chg
Non-current assets	91,248	95,135	(4.1)
Intangible assets	16,822	18,005	(6.6)
Goodwill	25,739	26,841	(4.1)
Property, plant and equipment	33,125	34,225	(3.2)
Investments accounted for by the equity method	65	77	(15.3)
Financial assets and other non-current assets	8,118	8,167	(0.6)
Deferred tax assets	7,378	7,820	(5.7)
Current assets	22,015	19,931	10.5
Inventories	1,813	1,117	62.4
Receivables and other current assets	10,528	10,093	4.3
Tax receivables	1,246	1,375	(9.3)
Other current financial assets	2,204	2,154	2.3
Cash and cash equivalents	6,138	5,192	18.2
Non-current assets classified as held for sale	86	0	n.m.
Total Assets = Total Equity and Liabilities	113,263	115,066	(1.6)
Equity	25,194	26,618	(5.4)
Equity attributable to equity holders of the parent and other holders of equity instruments	16,273	16,920	(3.8)
Equity attributable to non-controlling interests	8,921	9,698	(8.0)
Non-current liabilities	59,881	59,382	0.8
Non-current financial liabilities	47,482	46,332	2.5
Payables and other non-current liabilities	1,827	1,687	8.3
Deferred tax liabilities	2,579	2,145	20.2
Non-current provisions	7,993	9,218	(13.3)
Current liabilities	28,188	29,066	(3.0)
Current financial liabilities	8,506	9,414	(9.6)
Payables and other current liabilities	15,641	15,095	3.6
Current tax payables	1,981	2,341	(15.4)
Current provisions	2,056	2,216	(7.2)
Liabilities associated with non-current assets held for sale	4	—	n.m.
Financial Data
Net Financial debt	42,636	44,230	(3.6)

-

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina are adjusted by inflation.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

September 2018
Non-current financial liabilities	47,482
Current financial liabilities	8,506
Gross Financial Debt	55,988
Cash and cash equivalents	(6,138)
Other current financial assets	(2,204)
Positive mark-to-market value of long-term derivative instruments	(2,610)
Other liabilities included in “Payables and other non-current liabilities”	686
Other liabilities included in “Payables and other current liabilities”	112
Other assets included in “Financial assets and other non-current assets”	(2,169)
Other assets included in “Receivables and other current assets”	(753)
Other assests included in “Tax receivables”	(276)
Net Financial Debt (1)	42,636
Gross commitments related to employee benefits	5,916
Value of associated Long-term assets	(727)
Tax benefits	(1,370)
Net commitments related to employee benefits	3,818
Net financial debt plus commitments	46,454
Net Financial Debt / OIBDA	2.68x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €628m, €2,769m included as financial liabilities and €3,397m included as financial assets.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - September
	2018	2017	% Var
Cash received from operations	43,393	47,716
Cash paid from operations	(32,382)	(35,818)
Net payments of interest and other financial expenses net of dividens received	(1,283)	(1,322)
Net interest and other financial expenses paid	(1,305)	(1,346)
Dividends received	22	24
Taxes paid	(518)	(713)
Net cash flow provided by operating activities	9,210	9,863	(6.6)
(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(6,345)	(6,794)
Proceeds from the sale in property, plant and equipment and intangible assets	102	79
Payments on investments in property, plant and equipment and intangible assets	(6,447)	(6,873)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	29	36
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(108)
Proceeds on financial investments not included under cash equivalents	597	234
Payments on financial investments not included under cash equivalents	(657)	(843)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(247)	(525)
Government grants received	37	—
Net cash flow used in investing activities	(6,588)	(8,000)	(17.7)
Dividends paid	(1,720)	(1,395)
Proceeds from issue of share capital increase	—	2
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	379	(1)
Operations with other equity holders (1)	(492)	(274)
Proceeds on issue of debentures and bonds, and other debts	4,268	8,088
Proceeds on loans, borrowings and promissory notes	3,197	3,886
Cancellation of debentures and bonds, and other debts	(3,833)	(6,534)
Repayments of loans, borrowings and promissory notes	(2,923)	(4,447)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(321)	(1,012)
Net cash used in financing activities	(1,445)	(1,687)	(14.3)
Effect of changes in exchange rates	(231)	(216)
Effect of changes in consolidation methods and others	—	—
Net increase (decrease) in cash and cash equivalents during the year	946	(40)	c.s.
Cash and cash equivalents at the beginning of the period	5,192	3,736
Cash and cash equivalents at the end of the period	6,138	3,696

Notes:

-

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2018	2017	% Chg
I	Cash flow from operations	11,049	11,898	(7.1)
II	Net interest payment (1)	(1,283)	(1,322)
III	Payment for income tax	(518)	(713)
A=I+II+III	Net cash provided by operating activities (2)	9,248	9,863	(6.2)
B	Net payment for investment in fixed and intangible assets (3)	(6,344)	(6,794)
	Spectrum (4)	(634)	(333)
C=A+B	Net free cash flow after CapEx	2,903	3,068	(5.4)
D	Net payment for financial investment	(33)	(680)
E	Net payment for operations with minority shareholders and treasury stock (5)	(1,833)	(1,668)
F=C+D+E	Free cash flow after dividends	1,037	720	44.0
G	Effects of exchange rate changes on net financial debt	(106)	(514)
H	Effects on net financial debt of changes in consolid. and others	(452)	(139)
I	Net financial debt at beginning of period	44,230	48,595
J=I-F+G+H	Net financial debt at end of period	42,636	47,222	(9.7)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September
	2018	2017	% Chg
OIBDA	12,035	12,274	(2.0)
- CapEx accrued during the period	(5,680)	(5,962)
- Payments related to cancellation of commitments	(581)	(507)
- Net interest payment	(1,283)	(1,322)
- Payment for tax	(518)	(713)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	91	(7)
- Investment In working capital and other deferred income and expenses and Others (3)(6)	(1,160)	(695)
= Net Free Cash Flow after CapEx	2,903	3,068	(5.4)
+ Payments related to cancellation of commitments	581	507
- Dividends paid to minority shareholders	(527)	(349)
= Free Cash Flow	2,957	3,226	(8.3)
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,105
= Free Cash Flow per share (euros)	0.58	0.63	(8.7)

Notes:

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes government grants received.
(3)	Includes Net Cash received from sale of Real Estate.
(4)	Figures in €m. 2018 includes mainly: 15 in Spain, 591 in UK, 5 in Argentina, 3 in Colombia and 20 in Costa Rica. In 2017 mainly: 4 in Spain, 1 in UK, 321 in Colombia, 2 in México and 6 in Uruguay.
(5)

Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(6)

Other deferred expenses include €76m in 2017 related to commitments associated with long-term restructuring plans in Spain. Includes €153m in Q3 17 associated to the assumption of a portion of Coltel’s indebtedness by the Colombian Government.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Sep 2018	Jan - Sep 2017	September 2018	December 2017
USA (US Dollar)	1.194	1.111	1.158	1.199
United Kingdom (Sterling)	0.884	0.872	0.888	0.888
Argentina (Argentine Peso) (3)	47.369	17.954	47.369	22.518
Brazil (Brazilian Real)	4.276	3.525	4.638	3.968
Chile (Chilean Peso)	750.008	726.723	764.930	737.333
Colombia (Colombian Peso)	3,444.297	3,264.773	3,442.530	3,579.008
Costa Rica (Colon)	682.594	635.728	678.426	686.813
Guatemala (Quetzal)	8.895	8.173	8.921	8.809
Mexico (Mexican Peso)	22.712	20.961	21.686	23.584
Nicaragua (Cordoba)	37.435	33.168	36.979	36.921
Peru (Peruvian Nuevo Sol)	3.895	3.629	3.822	3.888
Uruguay (Uruguayan Peso)	35.886	31.675	38.470	34.551
Venezuela (4)	496.074	9,950.249	496.074	43,316.682

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/09/18 and 31/12/17.
(3)

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(4)

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-September 2018 period Telefónica uses a synthetic Exchange rate of 428.30 Bolívares Soberanos/USD as of end of September 2018. For prior periods, the synthetic exchange used is based on Bolivar Fuerte.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2018
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	80%	10%	8%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2018
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	83%	15%	2%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-3	Stable	9/5/2016
S&P1	BBB	A-2	Stable	5/17/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

Telefónica España posted an excellent commercial activity in the third quarter of 2018, with record figures in fixed and mobile portability, the highest mobile contract net additions in ten years and the highest fixed broadband net additions since “Fusión” launch. This intense commercial activity is primarily related to high-value customers as a consequence of our differential value offer in the start of the football season amid a new competitive scenario.

In financial terms, revenues and OpCF maintained its y-o-y variation stable and the OIBDA margin surpassed the 40% bar despite of the bold commercial effort, higher content costs in the quarter, regulatory impact and the loss of the wholesale contract with Yoigo/Pepephone.

Excluding the regulatory impact (related to MTR cut) and the loss of the above-mentioned wholesale contract, which will no longer be relevant in 2019, service revenues increased by 1.4% y-o-y, in line with the previous quarter.

Telefónica España continues focusing on increasing the sustainability and value of its customer base (a sector benchmark), as well as on offering an increasingly complete and differential commercial proposal. Thus, the visibility over the football rights ownership for the next four years, the greater capability for content design and development (as rights’ owner), and further initiatives, such as the launch of the exclusive sports channel “#Vamos” (September 16th), reinforced this strategy and enabled acceleration in customer acquisition especially for higher value (fibre, TV, contract mobile). Growth is not only in retail accesses (+2.3% y-o-y) but also in total accesses (+1.2% y-o-y).

After the end of the quarter, a new “Fusión+” portfolio was defined with more television content in all its options (especially for football, which will reach a larger number of our customers) and the O2 brand launching was completed.

“Movistar Fusión” customers (4.6m) increased by 4% y-o-y, with quarterly net additions of 81k, the largest since the fourth quarter in 2015, already achieving 90% of the TV customer base (+4 p.p. y-o-y), 87% of the broadband customer base (+2 p.p.) and 83% of the mobile contract customer base (+5 p.p.).

Fusión’s quality improvement is reflected in total accesses (21.8m, +10% y-o-y), with 2.0 mobile lines per customer on average (vs. 1.8 in September 2017) and in a better customer mix: 29% high-value bundles (+3 p.p. y-o-y; 40% of the gross additions in the quarter), 79% with TV (+6 p.p. y-o-y) and 39% with high-speed fibre.

The quarterly “Fusión” ARPU stood at €89.2, with a 1.8% y-o-y increase supported by the value strategy; the lower growth versus the previous quarter was due to several factors: i) different tariffs update calendar in 2018 versus 2017, ii) the strong volume of customers’ acquisition during the second half of the quarter, which had an initial dilutive effect in ARPU, iii) a lower excess in seasonal data consumption as the allowances were increased from February (however data usage continue to growth in at a good pace). Churn stood at 1.5%, virtually unchanged y-o-y despite the intense promotional activity in the market. In high-value bundles, which had the greatest commercial traction in the quarter, the churn continued to be lower.

It is worth to highlight the ARPU of quarterly gross adds, which despite promotions, was higher than the one seen during the first half of the year. This secures Fusion ARPU growth when the promotional periods end.

Mobile accesses reported quarterly net additions of 294k, with solid progress in contract (+7% y-o-y), backed by the outstanding performance of “Fusión+”, after adding 370k new lines (+59% vs. Q2) with a better portability balance (+80k). In this regard, both figures are the highest in the last 10 years.

Fixed broadband accesses (6.1m; +1.5%) posted the best net additions since “Fusión” was launched (in Q4 12) and totalled 79k accesses, underpinned by the higher volume of gross additions (+23% q-o-q). Higher-quality fibre accesses (3.8m) accelerated their strong growth (+15% y-o-y; +155k net additions) and now represent 63% of the broadband base (+8 p.p. vs. September 2017). Moreover, fixed telephony accesses (-3% y-o-y) reduced quarterly net losses to minimum levels at -4k (-92k in Q2), posting a positive portability balance for the first time in August and September.

Pay TV customers surpassed 4 million (+7% y-o-y), after adding 101k new accesses (the best figure since the acquisition of DTS in 2015), vs. +8k in the previous quarter.

Wholesale accesses rose to 3.9m (-8% y-o-y), reflecting the solid progress in NEBA fibre accesses, which doubled compared with the previous year (+151k in the quarter) to reach 1.3m, representing 33% of the total (+18 p.p. y-o-y, +4 p.p. q-o-q). The wholesale activity in the quarter, with net additions similar to the previous one, is particularly noteworthy because it means that the solid retail commercial activity did not occur at the expense of wholesale accesses. In other words, it reflects the strength of Europe’s most extensive fibre network.

Premises passed with fibre to the home stood at 20.8m (522k new in the quarter) and the connected customer uptake increased up to 25% (18% retail, +1 p.p. y-o-y; and 6% wholesale, +3 p.p. y-o-y), meaning 1.2m more customers connected to the T. España fibre network (wholesale or retail access) compared to the previous year.

Revenues reached €3,188m in the quarter (+0.1% y-o-y) thanks to the stability of service revenues (€3,090m; +1.4% when excluding the impacts of the MTR cut and MVNO loss commented before, in line with the previous quarter) and higher handset sales (+4.6% y-o-y vs. +7.5% in Q2). In the first nine months of the year, total revenues (€9,453m) and service revenues (€9,176m) grew by 0.5% and 0.3% y-o-y respectively.

Consumer revenues in the quarter (€1,684m) increased 0.4% y-o-y, and posted a slowdown versus the previous quarter (-0.6 p.p.) mainly because of the different upgrade calendar (in September 2017 for high-value “Fusión” bundles) and the lower excess in mobile data consumption. In y-o-y terms, “Fusión” revenues (72% of the total) grew by 5.0% in the quarter.

Corporate revenues (€838m) once again improved its y-o-y performance with a 1.5% growth (+0.4% p.p. vs. Q2), driven by the solid and sustained progress of IT revenues (+13.3%; +5.9 p.p. q-o-q). Communications revenues decreased by 1.6%.

Wholesale and other revenues (€567m in the quarter) decreased by 3.4% versus the previous year, affected by the cut in the regulated mobile interconnection rate (-36% since early February) and by the MVNO migration of Yoigo/Pepephone. Its y-o-y performance improved versus the previous quarter (+1.0 p.p.) as football revenues began to increase, although the full effect will be seen in the last quarter of the year.

Operating expenses in July-September (€1,986m) increased 1.7% y-o-y, impacted by higher content costs, energy and IT equipment. In January-September, expenses totalled €5,902m and increased by 0.8% y-o-y.

Supplies (€905m in the quarter) increased by 4.3% y-o-y (+0.8 p.p. sequentially), mainly reflecting higher content costs in the quarter (inclusion of all the rights to the Champions/Europa League and the higher cost for the new “La Liga” season). The net content cost (of wholesale revenues) grew by 19% y-o-y (vs. +11% in Q2). It is worth to mention that this quarter is not yet totally reflecting the higher cost of the Champions/Europa League and “La Liga”, which will happen in the fourth quarter and in the first half of 2019.

Personnel expenses (€479m) decreased by 5.2% in the quarter due to the incremental savings of the voluntary employment suspension plan (€29m). Headcount at the end of September totalled 26,377 employees (-5% y-o-y).

Other operating expenses (€602m) increased 3.7% y-o-y (+4.0 p.p. vs. Q2), reflecting increased energy costs and reduced commercial costs on sales associated with a greater commercial activity.

OIBDA in July-September rose to €1,290m and the OIBDA margin stood at 40.5%, impacted by a €10m capital gain related to real estate sales (similar in amount, €10m, to the figure reported in the same quarter in 2017).

Thus, excluding these capital gains, OIBDA would have decreased by 1.3% y-o-y in the quarter, mainly because of the greater growth in net content cost, and the margin would have decreased by 0.6 p.p. y-o-y. OIBDA reached €3,797m in the first nine months (similar to the same period in 2017) and the OIBDA margin remained virtually stable y-o-y (-0.2 p.p. excluding capital gains).

CapEx in the first nine months of 2018 totalled €1,157m (+4.8% y-o-y), affected by different execution calendars. Operating cash flow stood at €2,641m (-1.9% y-o-y, excluding capital gains).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	9,453	9,410	0.5	0.5	3,188	3,184	0.1	0.1
Mobile handset revenues	277	259	7.0	8.7	98	95	3.2	4.6
Revenues ex-mobile handset revenues	9,176	9,151	0.3	0.3	3,090	3,089	0.0	(0.0)
Consumer (1)	5,020	4,951	1.4	1.4	1,684	1,677	0.4	0.4
Fusión	3,578	3,334	7.3	7.3	1,207	1,150	5.0	5.0
Non-Fusión	1,442	1,617	(10.8)	(10.8)	477	527	(9.5)	(9.5)
Business	2,553	2,536	0.7	0.7	838	826	1.5	1.5
Communications	1,951	1,981	(1.5)	(1.5)	640	650	(1.6)	(1.6)
IT	602	554	8.6	8.6	198	175	13.3	13.3
Wholesale and Other (2)	1,602	1,664	(3.7)	(3.7)	567	586	(3.2)	(3.4)
Internal expenditure capitalised in fixed assets	217	229	(5.2)	(5.2)	69	76	(9.3)	(9.3)
Operating expenses	(5,902)	(5,935)	(0.6)	0.8	(1,986)	(1,954)	1.6	1.7
Supplies	(2,642)	(2,539)	4.1	4.1	(905)	(867)	4.3	4.3
Personnel expenses	(1,473)	(1,626)	(9.4)	(4.9)	(479)	(505)	(5.2)	(5.2)
Other operating expenses	(1,786)	(1,771)	0.9	1.0	(602)	(582)	3.5	3.7
Other net income (expense)	3	0	n.m.	n.m.	4	(11)	c.s.	c.s.
Gain (loss) on sale of fixed assets	34	33	2.8	2.8	18	15	23.4	23.4
Impairment of goodwill and other assets	(7)	(5)	29.8	29.8	(2)	(4)	(46.1)	(46.1)
Operating income before D&A (OIBDA)	3,797	3,731	1.8	(0.2)	1,290	1,306	(1.2)	(1.3)
OIBDA Margin	40.2%	39.7%	0.5 p.p.	(0.3 p.p. )	40.5%	41.0%	(0.5 p.p. )	(0.6 p.p. )
CapEx	1,157	1,097	5.4	4.8	379	392	(3.4)	(5.2)
Spectrum	7	—	—	—	7	—	—	—
OpCF (OIBDA-CapEx)	2,641	2,634	0.2	(2.2)	911	914	(0.3)	0.4

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	36,537.3	36,464.3	36,614.6	36,768.5	36,884.3	36,970.3	37,441.3	2.3
Fixed telephony accesses (1)	9,584.2	9,463.3	9,387.4	9,304.7	9,180.9	9,089.2	9,085.7	(3.2)
Internet and data accesses	6,075.9	6,044.4	6,040.7	6,039.6	6,032.8	6,050.1	6,129.4	1.5
Broadband	6,050.9	6,020.1	6,017.6	6,020.3	6,014.7	6,032.0	6,110.5	1.5
FTTH	3,127.8	3,213.5	3,309.3	3,423.7	3,550.5	3,667.5	3,822.2	15.5
Mobile accesses	17,261.7	17,289.8	17,419.6	17,576.5	17,743.3	17,896.1	18,189.8	4.4
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	1,527.3	(19.8)
Contract	15,125.7	15,289.4	15,514.1	15,783.1	16,059.3	16,292.5	16,662.5	7.4
M2M	2,015.6	1,974.7	2,020.9	2,015.6	2,083.7	2,149.2	2,227.4	10.2
Pay TV (2)	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	4,036.4	7.2

Wholesale Accesses	4,442.3	4,377.8	4,295.7	4,221.1	4,119.0	4,035.1	3,948.0	(8.1)
Fibre	426.2	539.7	671.7	849.5	995.8	1,158.9	1,309.8	95.0

Total Accesses	40,979.6	40,842.1	40,910.3	40,989.6	41,003.2	41,005.4	41,389.2	1.2

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses	7,146.2	7,041.5	6,972.1	6,895.4	6,799.9	6,721.7	6,716.6	(3.7)
Internet and data accesses	5,195.3	5,174.0	5,178.0	5,181.9	5,187.7	5,198.6	5,274.0	1.9
Mobile accesses	11,754.9	11,813.6	11,885.8	12,024.8	12,141.4	12,236.6	12,450.2	4.7
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	1,527.3	(19.8)
Contract	9,618.9	9,813.2	9,980.3	10,231.4	10,457.5	10,633.0	10,922.8	9.4
Pay TV	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	4,036.4	7.2

Total Consumer Accesses	27,711.8	27,695.9	27,802.7	27,949.7	28,056.3	28,091.8	28,477.1	2.4

TOTAL MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	87.6%	88.4%	89.1%	89.8%	90.5%	91.0%	91.6%	2.5 p.p.
Smartphones (‘000)	10,800.7	11,240.4	11,473.6	11,857.7	12,264.6	12,356.6	12,731.9	11.0
Smartphone penetration (%)	71.3%	73.8%	74.8%	76.4%	78.5%	78.7%	79.9%	5.2 p.p.
LTE (‘000)	6,589.6	6,976.3	7,322.8	7,686.2	8,002.5	8,270.0	8,596.5	17.4
LTE penetration (%)	43.2%	45.6%	47.6%	49.4%	51.1%	52.5%	53.9%	6.3 p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Fusión Customers	4,379.0	4,374.7	4,384.7	4,426.2	4,460.0	4,482.1	4,562.6	4.1
High speed Fibre	1,669.1	1,677.9	1,691.3	1,701.8	1,708.5	1,696.9	1,773.6	4.9
IPTV/Satellite	2,970.9	3,071.9	3,218.7	3,347.8	3,470.6	3,508.6	3,625.6	12.6
Mobile add-ons	2,861.6	3,138.5	3,365.9	3,690.9	4,036.7	4,248.0	4,482.3	33.2
Fusión Accesses	18,969.5	19,334.6	19,738.7	20,317.2	20,887.3	21,203.0	21,795.7	10.4

CONSUMER FUSIÓN

Unaudited figures

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg org.
Fusión ARPU (EUR)	81.6	84.8	87.6	86.1	87.8	89.5	89.2	1.8
Fusión churn	1.4%	1.3%	1.5%	1.6%	1.5%	1.5%	1.5%	(0.0 p.p.	)

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	% Chg org.
Fusión ARPU (EUR)	81.6	83.2	84.7	85.1	87.8	88.6	88.8	4.9
Fusión churn	1.4%	1.4%	1.4%	1.5%	1.5%	1.5%	1.5%	0.1 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	% Chg
Total data traffic (TB)	1,473,501	3,166,713	4,860,008	6,863,956	2,113,454	4,296,235	6,598,644	35.8
Fixed data traffic	1,406,556	3,009,891	4,581,394	6,466,074	1,978,154	4,010,990	6,120,345	33.6
Mobile data traffic	66,944	156,821	278,614	397,882	135,300	285,245	478,299	71.7

Notes:

-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland maintained strong operational momentum in the third quarter of 2018 as the updated 02 Free tariff portfolio with Boost & Connect continued to be well received by customers, further fuelling data growth and supporting ARPU-up strategy. For the first nine months of the year, results were fully on-track with full year guidance, supported by successful synergy capture and a clear value over volume approach.

Contract mobile customers (22.0m; +4% y-o-y) benefitted from 233k net additions in Q3 18 (+723k in 9M 18) supported by the O2 Free portfolio and strong partner trading (57% of gross additions in Q3 18; 58% in Q2 18). Prepay customers (21.1m; -11% y-o-y) trends are stabilising though the impact of the regulatory changes introduced during the summer of last year remain visible, as a result, lower demand continues to drive net disconnections in the quarter (-145k vs -829k in 9M). Smartphone penetration continued to grow by 6.3 p.p. y-o-y to 65% and LTE accesses increased to 17.2m (+9% y-o-y), with a penetration of 41% (+5.2 p.p. y-o-y). The average data usage for O2 contract LTE customers increased by 65% y-o-y to 3.9 GB per month in the quarter (+15% q-o-q). As for retail broadband accesses (2.1m; -1% y-o-y) the demand for VDSL (1.4m; +31% y-o-y) remained solid with 59k net additions in Q3 18 (+237k in 9M 18). Wholesale DSL registered quarterly disconnections of 8k (-188k in 9M 18) as a result of the finalised wholesale customer migration, which is a prerequisite for the planned shutdown of the legacy infrastructure.

Revenues totalled €1,830m declining by 1.5% y-o-y (€5,355m in 9M 18; -1.0% y-o-y) and -0.8% y-o-y excluding regulatory effects in Q3 18. Mobile service revenues reached €1,339m declining by 0.9% y-o-y (3,937m in 9M 18; -0.8% y-o-y) mainly due to negative regulatory effects (mostly RLAH). MSR ex-regulation remained stable y-o-y in Q3 18 (+0.2% y-o-y in 9M 18). Handset revenues totalled €299m, up 2.9% vs. Q3 17 (€827m in January-September, +6.8% y-o-y), with continued strong demand for high value handsets in line with market trends, while Q3 17 benefited from stock clearance activities. Fixed revenues amounted to €191m in July-September and declined by -11.6% y-o-y (€582m; -12.3% y-o-y in January-September) reflecting the completion of the wholesale DSL customer migration, promotional activities and a higher share of bundles in the customer base.

Operating expenses amounted to €1,390m in Q3 18 and decreased by 1.9% y-o-y (-1.0% y-o-y in 9M 18). Supplies (€622m) decreased by 0.8% y-o-y (-0.7% y-o-y in 9M 18), mainly as a result of lower interconnection costs, despite higher handset consumption and higher costs for outbound roaming. Personnel expenses (€148m) were lower by 1.8% y-o-y (-0.1% y-o-y in 9M 18) primarily reflecting savings related to the successful completion of the employee restructuring programme. Other operating expenses (€620m) were -2.9% y-o-y (-1.5% y-o-y in 9M 18) benefitting from integration synergies. Restructuring costs reached €14m in Q3 18 (€21m in Q3 17).

OIBDA (€470m in Q3 18) decreased by 0.5% y-o-y (€1,352m in 9M 18; +0.2% y-o-y) due to lower incremental synergies (~€25m in Q3 18 vs ~€40m in Q3 17; ~€90m in 9M 18 vs ~€115m in 9M 17). Regulatory effects stood at -€17m (-€48m in 9M 18). However, OIBDA margin was 25.7% in the quarter and expanded by 0.3 p.p. (25.2% in 9M 18; +0.3p.p.) supported by value-over-volume marketing approach and focus on efficient spending.

CapEx amounted to €740m in the first nine months and increased by 7.6% y-o-y as a result of entering the final stage of network consolidation; project is fully on-track to be completed by the end of the year. Incremental CapEx synergies of ~€35m in January-September 2018.

As such, operating cash flow (OIBDA-CapEx) was down 7.3% y-o-y to €612m in January-September 2018.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	5,355	5,392	(0.7)	(1.0)	1,830	1,850	(1.1)	(1.5)
Mobile Business	4,764	4,727	0.8	0.4	1,638	1,634	0.2	(0.2)
Mobile service revenues	3,937	3,954	(0.4)	(0.8)	1,339	1,344	(0.4)	(0.9)
Data revenues	2,170	2,238	(3.0)	(3.1)	744	750	(0.8)	(0.9)
Handset revenues	827	772	7.1	6.8	299	290	2.8	2.9
Fixed Business	582	654	(11.0)	(12.3)	191	214	(10.6)	(11.6)
FBB and new services (1)	446	507	(12.0)	(13.7)	145	163	(10.9)	(12.2)
Voice & access revenues	136	147	(7.7)	(7.7)	46	51	(9.7)	(9.7)
Internal expenditure capitalised in fixed assets	81	76	7.4	7.4	27	27	(1.0)	(1.0)
Operating expenses	(4,053)	(4,122)	(1.7)	(1.0)	(1,390)	(1,426)	(2.5)	(1.9)
Supplies	(1,747)	(1,759)	(0.7)	(0.7)	(622)	(627)	(0.8)	(0.8)
Personnel expenses	(451)	(471)	(4.2)	(0.1)	(148)	(158)	(6.7)	(1.8)
Other operating expenses	(1,855)	(1,893)	(2.0)	(1.5)	(620)	(641)	(3.2)	(2.9)
Other net income (expense)	(31)	(29)	9.8	n.m.	3	5	(44.8)	(8.8)
Gain (loss) on sale of fixed assets	0	1	(63.5)	(63.5)	—	—	—	—
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,352	1,318	2.6	0.2	470	457	2.9	(0.5)
OIBDA Margin	25.2%	24.4%	0.8 p.p.	0.3 p.p.	25.7%	24.7%	1.0 p.p.	0.3 p.p.
CapEx	740	688	7.5	7.6	316	254	24.5	24.5
Spectrum	—	1	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	612	630	(2.8)	(7.3)	154	203	(24.0)	(28.8)

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	48,988.0	49,478.7	49,105.1	47,415.8	47,011.3	47,171.6	47,268.1	(3.7)
Fixed telephony accesses (1)	2,000.1	1,987.9	1,979.3	1,979.6	1,968.7	1,958.8	1,966.4	(0.7)
Internet and data accesses	2,312.5	2,297.2	2,284.2	2,281.5	2,265.6	2,251.1	2,252.8	(1.4)
Broadband	2,095.3	2,082.4	2,072.5	2,072.2	2,060.0	2,048.5	2,054.4	(0.9)
VDSL	872.2	959.9	1,062.5	1,151.6	1,243.4	1,329.7	1,388.9	30.7
Mobile accesses	44,675.3	45,193.6	44,841.6	43,154.7	42,777.0	42,961.6	43,048.9	(4.0)
Prepay	23,967.0	24,288.6	23,753.8	21,880.9	21,345.9	21,197.6	21,052.4	(11.4)
Contract	20,708.4	20,905.0	21,087.8	21,273.8	21,431.1	21,764.0	21,996.5	4.3
M2M	830.1	896.8	969.4	1,027.0	1,067.2	1,103.4	1,134.9	17.1
Wholesale Accesses	561.8	428.0	297.9	188.1	63.3	8.0	0.2	(99.9)

Total Accesses	49,549.8	49,906.7	49,402.9	47,603.9	47,074.6	47,179.6	47,268.3	(4.3)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	46.4%	46.3%	47.0%	49.3%	50.1%	50.7%	51.1%	4.1 p.p.
Smartphones (‘000)	24,781.1	25,227.4	25,554.2	25,466.1	25,707.5	26,411.1	27,079.8	6.0
Smartphone penetration (%)	57.0%	57.4%	58.7%	60.9%	62.0%	63.5%	64.9%	6.3 p.p.
LTE (‘000)	13,967.6	14,422.0	15,679.2	15,759.1	16,093.5	16,595.8	17,157.3	9.4
LTE penetration (%)	31.9%	32.6%	35.7%	37.4%	38.6%	39.6%	40.9%	5.2 p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	3.1%	2.2%	1.8%	2.0%	(0.1 p.p.	)
Contract (1)	1.6%	1.5%	1.6%	1.7%	1.7%	1.5%	1.6%	(0.0 p.p.	)
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	2.2%	2.2%	2.0%	2.0%	0.0 p.p.
Contract (1)	1.6%	1.6%	1.6%	1.6%	1.7%	1.6%	1.6%	0.0 p.p.
Mobile ARPU (EUR)(cumulative YTD)	9.6	9.6	9.7	9.7	9.8	9.9	10.0	3.1
Prepay	5.0	5.1	5.1	5.2	5.6	5.7	5.8	12.8
Contract (1)	15.5	15.5	15.6	15.5	14.8	14.8	14.9	(4.6)
Fixed data traffic (TB) (cumulative YTD)	709,516	1,399,083	2,063,429	2,794,399	718,369	1,383,972	2,067,582	0.2
Mobile data traffic (TB) (cumulative YTD)	86,423	185,036	295,720	418,086	126,040	277,660	443,100	49.8

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK delivered another strong set of results, growing key metrics again in the third quarter of 2018. The Company remained the UK’s favourite mobile network carrier with a total base of 32.3m customers, while O2 continued to lead customer loyalty with the lowest contract churn in the market. At the end of August, the Company launched an industry-first proposition, “Custom Plans”, providing customers with flexibility and choice allowing them to customise their plans by choosing the contract terms (up to 36 months), amount of upfront payment and data plan, supporting its customer led, mobile first strategy. The Company continues to invest in its award-winning network with rapid deployment of the spectrum awarded in the recent auction.

Total mobile accesses were stable y-o-y (-0.1%) but remained market-leading at 32.3m (including partners on Telefónica UK’s network at 7.5m). Own brand contract net additions improved for the 8th consecutive quarter to 117k/120k ex-M2M (217k/168k ex-M2M in 9M) and drove growth of 1% y-o-y resulting in 16.0m contract customers (65% penetration, +2 p.p. y-o-y). This positive customer trend was supported by its innovative tariffs and higher trading levels. Contract churn remained stable at 1% in Q3 18 (both y-o-y and q-o-q). LTE accesses were +6% y-o-y to 13.4m with a penetration of 62% (+5 p.p. y-o-y). In prepay, net quarterly additions improved to -54k (-400k in 9M), though still affected by market trend of migration to postpay, including SIMO.

Revenues continued to increase to €1,721m, up 7.9% y-o-y (€4,945m up 5.5% y-o-y in the first nine months). This revenue increase was mainly driven by higher value smartphone sales supported by the launch of “Custom plans”, as well as the RPI effect on airtime rates in April.

Mobile service revenues continued to grow for the 9th consecutive quarter and totalled €1,241m up +3.6% y-o-y (+€3,625m; +2.8% in January-September), mainly driven by higher average subscriptions and continuing MVNO growth. Following the anniversary of its introduction, RLAH regulation had less of an impact on MSR this quarter.

Handset & other revenues amounted to €480m, up 23.3% y-o-y (€1,319m; +15.4% in 9M), as a result of the introduction of higher value handsets in the quarter, as well as continued growth from the smart metering programme (SMIP) and B2B ICT solutions.

Operating expenses totalled €1,286m and were up +7.2% y-o-y (+4.6% y-o-y in 9M), mainly driven by increased hardware costs due increased trading and higher value handsets in the quarter. Supplies (€589m) grew by 4.3% y-o-y (+3.8% y-o-y in the first nine months). Personnel expenses amounted to €112m in Q3 and increased by 1.4% y-o-y (+1.1% y-o-y in 9M), and other expenses (€585m) grew by 15.5% y-o-y (+7.5% in 9M).

OIBDA totalled €464m in the quarter, representing an accelerated growth of +9.8% y-o-y (€1,343m up 8.1% in 9M), mainly as a result of the strong top-line performance and also supported by a reduction in Annual Licence Fee payments, a commercial settlement of €18m, and a reduced impact of RLAH in the quarter. Excluding this commercial settlement OIBDA would have increased 5.5% y-o-y. Thus, OIBDA margin improved by 0.5 p.p. y-o-y to 26.9% in Q3 18 (27.2%; +0.6 p.p. in the first nine months).

CapEx amounted to €1,202m, up 3.0% y-o-y when compared with January-September 2017, on the back of the ongoing investment in network capacity and customer experience. Operating cash flow (OIBDA-CapEx) strongly improved by 12.8% y-o-y to €141m in January-September.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	4,945	4,810	2.8		5.5		1,721	1,602	7.4		7.9
Mobile service revenues	3,625	3,789	(4.3)		2.8		1,241	1,258	(1.3)		3.6
Data revenues	2,065	2,186	(5.5)		1.6		698	718	(2.9)		2.1
Handset revenues and other	1,319	1,021	29.2		15.4		480	344	39.4		23.3
Internal expenditure capitalised in fixed assets	92	86	6.7		8.2		29	27	10.4		9.6
Operating expenses	(3,687)	(3,637)	1.4		4.6		(1,286)	(1,219)	5.5		7.2
Supplies	(1,668)	(2,246)	(25.7)		3.8		(589)	(767)	(23.3)		4.3
Personnel expenses	(331)	(332)	(0.2)		1.1		(112)	(110)	2.0		1.4
Other operating expenses	(1,688)	(1,059)	59.3		7.5		(585)	(342)	71.1		15.5
Other net income (expense)	(6)	1	c.s.		n.m.		(1)	0	n.m.		n.m.
Gain (loss) on sale of fixed assets	—	2	—		—		—	2	—		—
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	1,343	1,261	6.5		8.1		464	412	12.6		9.8
OIBDA Margin	27.2%	26.2%	0.9	p.p.	0.6	p.p.	26.9%	25.7%	1.2	p.p.	0.5	p.p.
CapEx	1,202	604	99.1		3.0		215	170	26.7		25.0
Spectrum	588	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	141	658	(78)		12.8		249	242	3		(0.9)

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	277.2	281.3	281.9	283.9	285.8	296.1	301.3	6.9
Internet and data accesses	24.0	24.7	24.8	25.3	25.7	26.6	27.7	11.6
Broadband	24.0	24.7	24.8	25.3	25.7	26.6	27.7	11.6
Mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	24,821.4	(1.8)
Prepay	9,375.4	9,427.4	9,477.4	9,203.7	8,959.1	8,858.3	8,804.0	(7.1)
Contract (2)	15,633.9	15,712.3	15,805.6	15,800.2	15,816.2	15,900.3	16,017.4	1.3
M2M	3,330.3	3,373.1	3,434.4	3,358.9	3,370.1	3,411.7	3,408.3	(0.8)

Wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	6.3
Mobile wholesale accesses (3)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	6.3

Total accesses	32,189.5	32,304.7	32,607.7	32,475.1	32,334.0	32,421.4	32,607.6	(0.0)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

MOBILE ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Retail mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	24,821.4	(1.8)
Wholesale mobile accesses (3)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	6.3

Total mobile accesses	31,888.3	31,998.7	32,301.0	32,165.9	32,022.4	32,098.6	32,278.6	(0.1)

(3)	Mobile Wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	62.5%	62.5%	62.5%	63.2%	63.8%	64.2%	64.5%	2.0	p.p.
Smartphones (‘000)	14,910.2	15,514.3	15,667.9	15,961.0	15,917.8	15,979.7	15,824.1	1.0
Smartphone penetration (%)	71.2%	73.8%	74.3%	76.5%	77.2%	77.8%	76.8%	2.4	p.p.
LTE (‘000)	12,438.0	12,592.0	12,611.0	12,891.1	12,773.3	12,500.3	13,362.6	6.0
LTE penetration (%)	57.4%	57.8%	57.7%	59.6%	59.7%	58.6%	62.4%	4.7	p.p.
Mobile churn (quarterly)	2.2%	1.5%	1.7%	2.2%	1.9%	1.9%	2.1%	0.4	p.p.
Contract (1)(2)	1.5%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	0.1	p.p.
Mobile churn (cumulative YTD)	2.2%	1.9%	1.8%	1.9%	1.9%	1.9%	2.0%	0.1	p.p.
Contract (1)(2)	1.5%	1.2%	1.1%	1.1%	1.0%	1.0%	1.0%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	16.1	16.1	16.0	15.9	14.7	15.0	15.1	2.3
Prepay	7.3	7.1	7.0	6.9	6.8	6.9	7.1	1.7
Contract (1)(2)	26.6	27.0	26.8	26.8	24.2	24.7	24.8	1.1
Mobile data traffic (TB) (cumulative YTD)	79,926	173,446	280,109	401,489	126,797	274,846	442,731	58.1

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the third quarter of 2018, Telefonica Brasil continued showing a solid commercial performance, especially in value (+980k mobile contract net additions in the quarter, +167k FTTH and +50k IPTV), which, together with the gradual reduction in costs (digitalisation and simplification), enabled to increase OIBDA margin for the seventh straight quarter (+2.3 p.p. y-o-y) and to post a solid y-o-y growth in OIBDA (+5.5% in organic terms in the quarter). The drop in fixed voice revenues and the uncertain macroeconomic environment were factors behind the slowdown in revenues.

Contract mobile accesses increased by 11% when compared to September 2017, reaching a total penetration of 53% (+5 p.p. y-o-y). Quarterly net contract additions rose to 980k (2,643k in 9M) after leading the capture of new contract accesses for the past 5 months (40% share of net additions in July-August; 34% in 9M), allowing Telefonica Brasil to maintain the leadership with a market share of 41.2%. Growth in mobile contract offset the drop in prepay (-10% y-o-y), affected by the migration to contract and the disconnection of low-value accesses.

In the fixed business, the acceleration in FTTH deployment continued, having already passed 8.0 million homes (437k passed in the quarter; 962k passed in 9M), boosting FTTH connections to 1,741m (3,176m connected with FTTx) after achieving a new historical record of connections in the quarter (167k, 451k in 9M). The transformation of the business towards fibre enables a progressive improvement in the quality of retail fixed broadband accesses (+0.2% y-o-y), which translates into an ARPU improvement (+14.9% y-o-y; +10.3% in 9M). Additionally, pay TV ARPU increased y-o-y (+2.6% in the quarter) thanks to IPTV accesses (+53%), which reported 50k net additions in the quarter (+155k in 9M).

Revenues in the quarter (€2,345; €7,572m in 9M) decreased by 1.0% y-o-y (+0.2% in 9M), affected by the deterioration of the macroeconomic environment and regulatory impact (excluding this regulatory impact, revenues would have increased by 0.5% in Q3 and +1.8% in 9M). Mobile service revenues (€1,355m in July-September) decreased by 1.0% y-o-y (+1.5% in 9M). It is worth highlighting the solid performance of contract revenues (accounted for 75% of mobile service revenues in the quarter), which almost offset the worse performance of prepay revenues (accelerated drop in the quarter due to the deterioration of the macroeconomic environment). Handset revenues accelerated its growth to 72.4% (+51.3% in 9M) as a result of higher sales of 4G handsets and smartphones with margin.

Fixed revenues fell by 5.4% y-o-y (-4.9% January-September) as a result of the decline of the mature voice service, regulatory impacts and the registration of a B2B contract in the third quarter of 2017. These impacts were partially offset by the strong acceleration in fibre revenues (+30.1% in the quarter, +24.2% in 9M). Thus, broadband and new services and pay TV revenues accounted for 61% of the fixed revenues in the quarter (+4 p.p. y-o-y).

Operating expenses (€1,312m in the quarter) decreased for the eleventh straight quarter (-3.4% y-o-y, -2.0% in 9M) thanks to digitalisation measures and the lower Fistel rate on declining prepay accesses. Supplies (€465m) increased by 4.2% y-o-y (+5.0% in 9M) due to higher handset consumption, which were partially compensated by the termination rates reduction. Personnel expenses (€234m) included the benefits from the restructuring plans implemented in previous quarters and grew by 2.8% y-o-y in July-September (+2.9% in 9M), growing below inflation. Other operating expenses (€613m) fell by 8.8% y-o-y in the quarter (-6.9% in 9M), positively impacted by digitalisation measures that mainly reduced call centre and billing expenses.

OIBDA reported in the quarter was positively impacted by €307m from the court decision related to the exclusion of ICMS from the PIS/COFIN tax base in Vivo between July 2004 and June 2013 (in addition to the €485m recorded in the second quarter associated with equivalent court decisions for the subsidiaries Telesp and TData from September 2003 to June 2017) as well as to diverse contingencies amounting to -€110m (-€216m in 9M).

Therefore, OIBDA reached €1,075m (€3,332m in 9M) and increased in the quarter in organic terms (excluding the aforementioned impacts, IFRS 15 and exchange rates) by 5.5% (+5.7% y-o-y in 9M in organic terms). The OIBDA margin increased by 2.3 p.p. y-o-y to 37.2% in organic terms (36.6% in 9M; +1.9 p.p. y-o-y).

CapEx in the first nine months stood at €1,422m (+14.0% y-o-y) and was mainly allocated to expanding the fibre and 4G networks and improving quality. Operating cash flow stood at €1,910m in the first nine months decreasing by 1.9% y-o-y.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	7,572	9,128	(17.0)		0.2		2,345	2,935	(20.1)		(1.0)
Mobile Business	4,748	5,563	(14.7)		3.4		1,463	1,782	(17.9)		1.8
Mobile service revenues	4,431	5,344	(17.1)		1.5		1,355	1,713	(20.9)		(1.0)
Data revenues	3,471	3,796	(8.5)		12.3		1,076	1,248	(13.8)		8.4
Handset revenues	317	219	44.4		51.3		108	68	57.4		72.4
Fixed Business	2,824	3,565	(20.8)		(4.9)		882	1,153	(23.5)		(5.4)
FBB and new services (1)	1,331	1,501	(11.3)		5.0		434	525	(17.4)		2.3
Pay TV	336	408	(17.7)		(0.1)		107	131	(18.5)		0.6
Voice & access revenues	1,157	1,656	(30.1)		(15.2)		341	497	(31.3)		(15.0)
Internal expenditure capitalised in fixed assets	88	107	(18.0)		(0.5)		27	33	(18.3)		0.9
Operating expenses	(4,284)	(6,047)	(29.1)		(2.0)		(1,312)	(1,938)	(32.3)		(3.4)
Supplies	(1,498)	(1,723)	(13.0)		5.0		(465)	(553)	(15.8)		4.2
Personnel expenses	(808)	(902)	(10.4)		2.9		(234)	(283)	(17.5)		2.8
Other operating expenses	(1,978)	(3,422)	(42.2)		(6.9)		(613)	(1,103)	(44.4)		(8.8)
Other net income (expense)	(53)	(24)	124.9		c.s.		5	(8)	c.s.		c.s.
Gain (loss) on sale of fixed assets	7	(12)	c.s.		c.s.		9	3	n.m.		n.m.
Impairment of goodwill and other assets	2	11	(78.3)		(73.7)		1	(0)	c.s.		n.m.
Operating income before D&A (OIBDA)	3,332	3,162	5.4		5.7		1,075	1,024	5.0		5.5
OIBDA Margin	44.0%	34.6%	9.4	p.p.	1.9	p.p.	45.9%	34.9%	10.9	p.p.	2.3	p.p.
CapEx	1,422	1,513	(6.0)		14.0		530	598	(11.3)		9.4
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	1,910	1,649	15.8		(1.9)		545	426	27.8		0.2

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 January 2017.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	97,331.7	97,679.1	97,732.9	97,890.8	97,905.1	97,897.8	96,817.2	(0.9)
Fixed telephony accesses (1)	14,242.0	14,167.6	14,007.3	13,837.3	13,679.5	13,459.7	13,209.6	(5.7)
Internet and data accesses	7,439.6	7,537.2	7,554.0	7,534.5	7,544.9	7,569.9	7,583.4	0.4
Broadband	7,369.5	7,468.6	7,485.5	7,466.1	7,476.6	7,489.9	7,502.6	0.2
FTTx/Cable	4,226.8	4,365.9	4,472.2	4,541.0	4,643.2	4,791.7	4,917.3	10.0
Mobile accesses	73,988.8	74,327.1	74,553.6	74,931.3	75,089.3	75,253.9	74,423.6	(0.2)
Prepay	40,171.5	39,652.1	38,897.4	38,168.1	37,599.0	36,827.1	35,017.0	(10.0)
Contract	33,817.3	34,675.0	35,656.2	36,763.2	37,490.3	38,426.8	39,406.7	10.5
M2M	5,271.5	5,590.8	5,845.3	6,312.5	6,664.9	7,105.5	7,628.7	30.5
Pay TV	1,661.3	1,647.2	1,618.0	1,587.7	1,591.5	1,614.3	1,600.5	(1.1)

Total Accesses T. Brasil	97,349.2	97,696.1	97,749.8	97,905.1	97,919.1	97,912.7	96,832.0	(0.9)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	45.7%	46.7%	47.8%	49.1%	49.9%	51.1%	52.9%	5.1 p.p.
Smartphones (‘000)	50,647.3	52,687.8	53,323.6	54,077.9	56,291.8	57,636.1	58,725.5	10.1
Smartphone penetration (%)	76.0%	78.8%	79.5%	80.5%	83.8%	86.0%	89.3%	9.8 p.p.
LTE (‘000)	25,422.1	28,645.5	31,645.4	35,042.6	37,566.4	39,404.1	40,325.9	27.4
LTE penetration (%)	37.0%	41.7%	46.1%	51.1%	54.9%	57.8%	60.4%	14.3 p.p.
Mobile churn (quarterly)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	3.7%	0.3 p.p.
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.6%	1.8%	1.9%	0.0 p.p.
Mobile churn (cumulative YTD)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	3.3%	(0.1 p.p. )
Contract (1)	1.6%	1.7%	1.8%	1.8%	1.6%	1.7%	1.8%	(0.0 p.p. )
Mobile ARPU (EUR)(cumulative YTD)	8.2	8.0	7.8	7.7	7.0	6.6	6.4	0.0
Prepay	4.1	3.9	3.8	3.7	3.2	3.0	2.8	(10.1)
Contract (1)	15.4	15.1	14.6	14.4	13.0	12.4	11.9	(0.2)
Mobile data traffic (TB) (cumulative YTD)	129,160	286,854	471,023	676,538	228,836	477,228	777,616	65.1

Fixed telephony ARPU (EUR) (cumulative YTD)	13.7	13.3	12.7	12.3	10.3	9.8	9.3	(11.3)
Pay TV ARPU (EUR) (cumulative YTD)	28.2	27.5	27.3	26.9	24.7	23.9	23.3	3.7
Broadband ARPU (EUR) (cumulative YTD)	14.5	14.2	13.9	13.9	13.2	12.7	12.6	10.3
Fixed data traffic (TB) (cumulative YTD)	3,428,917	7,379,965	11,808,743	16,467,417	4,838,067	10,190,227	15,949,403	35.1

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPAM SUR

(y-o-y changes in organic terms)

During the third quarter, Hispam Sur maintained solid growth in revenues and OIBDA, despite the highly competitive environment, especially in Peru. It is worth noting the growth in value, with positive net additions in contract for the fourth consecutive quarter and sustained increase in FTTH accesses.

Mobile accesses decreased compared with September 2017 (-5%), although quality increased since contract weight rose to 40% of total (+4 p.p. y-o-y) and LTE to 36% (+12 p.p. y-o-y). Contract net additions rose to 164k in the quarter (+677k in 9M), with an outstanding performance in Chile, which continued to accelerate net adds since third quarter of 2017.

In the fixed business, accesses connected to FTTx and cable networks increased by 51% to 2.3m (+197k new accesses connected in the quarter) after accelerating the deployment (7.9m premises passed, +514 passed in the quarter). In the pay TV business, accesses maintained solid growth despite the negative impact of the World Football Cup’s ending and the momentum of Movistar Play service, which already counts with 777k registered accesses (497k active accesses in the last 90 days), not included in pay TV accesses.

Revenues in Q3 rose to €1,315m and increased by 11.2% y-o-y (+9.1% in 9M) driven by the aforementioned good operating performance and the tariffs updates. Operating expenses increased by 13.6%, accelerating versus the previous quarter (+9.7% in 9M) on higher expenses in Argentina (inflation impact on salaries update, customer service and higher energy costs). Personnel expenses included €24m of workforce restructuring costs in the quarter (€4m in Argentina and €20m in Peru).

OIBDA reached €311m in Q3 (+5.4% y-o-y). Quarterly OIBDA margin stood at 23.7% (-1.5 p.p. y-o-y) and at 26.4% in January-September (-0.2 p.p. y-o-y).

CapEx totalled €685m (+10.8% vs. 9M 17) and operating cash flow (OIBDA-CapEx) amounted to €551m (+5.7% vs. 9M 17).

In the third quarter, Telefónica Argentina reported y-o-y growth in revenues and OIBDA (+29.0% and +30.4% respectively) leveraged on higher value accesses, efficiency measures and progressive tariffs updates. Pay TV service was launched in September and will enhance the value of the fibre network.

The reported results for January-September 2018 and July-September 2018 were affected by the accounting treatment of Argentina as a hyperinflationary economy since July 1, 2018, applied retroactively since January 1, 2018. The hyperinflationary adjustment reflects the changes in the purchasing power in local currency derived from inflation and from the impact of applying the closing period exchange rate vs. the average accumulated exchange rate in conversion into euros, in accordance with the accounting rule. In the first nine months of 2018, this resulted in €624m lower revenues, €214m lower OIBDA and €122m lower CapEx in reported terms. The Q3 impact was -€365m, -€114m and -€76m in revenues, OIBDA and CapEx respectively.

Mobile accesses (18.4m) decreased by 7% y-o-y due to prepay, although contract increased by 4% with quarterly net additions of 44k (+181k in 9M). LTE accesses grew by 26% y-o-y, penetration rose to 38% (+10% p.p. y-o-y) and 4G coverage up to 79%.

Retail broadband accesses (1.5m) decreased by 10% y-o-y affected by the loss of copper accesses due to the focus on fibre deployment, highlighting the launch of the 300MB symmetrical fibre offer in the quarter. Thus, accesses connected to FTTx networks were multiplied by 2.2x y-o-y (417k as of September), with 64k new accesses connected in the quarter, of which 65k with FTTH, after accelerating the deployment in the quarter to 1.9m premises passed.

Revenues amounted to €232m in Q3 (+29.0% y-o-y; €1,431m in 9M, +25.4%). Mobile service revenues (€128m in the quarter) increased by 28.5% y-o-y, with ARPU growth thanks to the increase in contract and LTE accesses and the progressive tariffs updates. Data revenues increased by 56.4% y-o-y, noting the data traffic expansion of 50%. Handset revenues (+27.3% y-o-y) slowed down compared with the previous quarter due to lower handset sales caused by the peso depreciation. Fixed broadband revenues (€82m) increased by 30.0% y-o-y thanks to broadband ARPU y-o-y growth of 16.6% in the first nine months (greater weight of fibre accesses and tariffs updates).

Operating expenses (€181m in the quarter) increased by 28.5% y-o-y, accelerating vs. the previous quarter (+20.0%) following salary updates in August (+16%) and higher expenses, mostly in call centre (impact of inflation and tariffs update) and electricity (elimination of government subsidies). Operating expenses included €4m of personnel restructuring expenses in the quarter.

The quarterly OIBDA rose to €54m (+30.4% y-o-y) and €417m in January-September (+36.2% y-o-y). OIBDA margin stood at 23.2% (+0.3 p.p. y-o-y; +2.5 p.p. January-September).

CapEx stood at €246m in September (including €17m investment in the 2.6 GHz spectrum, €11m in Q3) and increased by 29.0% y-o-y, mainly allocated to expanding the fibre network and improving service quality. Operating cash flow (OIBDA-CapEx) amounted to €171m in the first nine months (+45.6% y-o-y).

Telefónica Chile’s results confirm the shift in the trend initiated in the previous quarter, supported by the improvement of contract and fibre performance and by the adoption of efficiency measures. Thus, OIBDA increased by 3.0% y-o-y and margin expanded by 0.9 p.p. y-o-y.

Mobile accesses (8.8m) decreased by 3%, though it is worth noting the increase in contract (+11% y-o-y) driven by gross additions acceleration and churn reduction (-0.4 p.p.), resulting in the highest quarterly net additions (+121k accesses) in the last 7 years (+306k in 9M). Prepay accesses (-11% y-o-y) are affected by the migration to contract plans and higher competitive intensity. The 4G network expansion boosted LTE accesses (3.0m; +37% y-o-y; 36% penetration, +11 p.p.) and smartphones (+17%; 43% penetration, +8 p.p.).

Retail broadband accesses (1.1m; -1% y-o-y) reflected the loss in copper accesses, however it is worth to highlight the performance in FTTH (+91% y-o-y), with 65k net additions in the quarter and 299k premises connected (1.0m premises passed; 1.7m with FTTx). Pay TV accesses (670k) decreased by 2% y-o-y due to the focus on IPTV and Movistar Play (132k registered accesses; 93k active accesses in the last 90 days).

Quarterly revenues amounted to €505m (9M: €1,556m), stable y-o-y in both periods. Mobile service revenues (€223m) decreased by 5.7% y-o-y (9M: -6.4%) due to prepay despite the improved contract performance. Handset revenues (€73m) continued to present solid growth of 57.3% y-o-y in the quarter (9M: +58.8%) in a more rational context of subsidy levels. Fixed business revenues (€209m) decreased by 3.9% y-o-y (9M: -2.7%) due to lower voice and pay TV revenues, and a B2B contract signed in 2017 whose revenues were registered in the third and fourth quarter of last year. Despite this, it is noteworthy the improvement in fixed broadband revenues trend that increased by 2.1% y-o-y in the quarter (vs. +0.3% in Q2), after reaching 2.0% y-o-y ARPU growth for the first time in six quarters.

Operating expenses stood at €357m in the quarter and decreased by 1.7% y-o-y (+0.4% in 9M) driven by efficiency measures achieved mainly in support costs and lower interconnection and roaming expenses.

OIBDA (€156m; €467m in 9M) growth accelerated in the quarter to 3.0% y-o-y (+1.3% in Q2 and stable in 9M) and OIBDA margin increased by 0.9 p.p. y-o-y to 30.9% (30.0% in 9M, stable y-o-y).

CapEx amounted to €231m as of September (stable y-o-y) and was focused on fibre and LTE networks deployment. Operating cash flow (OIBDA-CapEx) amounted to €237m in the first nine months (stable y-o-y).

Telefonica Peru’s results were affected by the strong level of commercial aggressiveness in the market, which impacted both service revenues, due to the general tariffs decline in the industry, and expenses mainly due to higher commercial expenses. Despite this, revenues improved their y-o-y trend thanks to handset sales growth.

Mobile accesses (13.5m) decreased by 3% y-o-y due to greater competitive intensity in the market that affected mainly the prepay segment, even though contract accesses increased by 3% y-o-y. 4G accesses increased by 81% (32% penetration; 73% coverage).

Retail broadband accesses (1.9m; +10% y-o-y) registered quarterly net additions of 55k, with remarkable growth in FTTx and cable accesses (+44%; 1.4m connected; 74k connected in the quarter with FTTH). Premises passed with FTTx and cable amounted to 4.2m (51k passed in the quarter; +530k in 9M). Pay TV accesses (1.5m) increased by 13% y-o-y with quarterly net additions of 26k, slowing down from recent quarters trend after the end of the World Football Cup.

Likewise, the impulse of Movistar Play OTT service remained as a differentiating element of the fixed and mobile offer with 540k accesses registered as of September (401k active accesses in the last 90 days).

Revenues stood at €527m in the quarter, improving the y-o-y trend (-4.3% y-o-y; €1,546m in 9M; -5.9%), despite the negative impact of regulation (+1.4% y-o-y excluding regulation). Mobile service revenues (€187m) decreased by 14.5% y-o-y (-13.7% in January-September) impacted by competitive intensity and the impact of regulation. Handset revenues increased by 40.8% y-o-y in July-September (+8.7% in January-September) on financed sale of handsets and a greater rationality on subsidies. Quarterly fixed business revenues (€264m) decreased by 0.6% y-o-y as a consequence of lower voice and access revenues (-2.3%; -1.0% in 9M) and the change in the commercialisation of fixed equipment, partially offset by Pay TV revenues (+1.6% y-o-y; +3.0% in 9M).

Operating expenses (€458m in the quarter) increased by 5.8% (+2.1% in January-September), mainly on higher commercial expenses related to the increasing activity and to the higher consumption of handsets and included €20m of personnel restructuring expenses in the quarter.

Thus, OIBDA amounted to €80m (-30.9% y-o-y) and €290m in the first nine months (-28.6%). OIBDA margin stood at 15.2% (-7.4 p.p. y-o-y, -6.1 p.p. in January-September).

CapEx as of September (€192m; -9.9% y-o-y) was focused on the service quality improvement, 4G coverage increase and high-speed networks deployment. Operating cash flow (OIBDA-CapEx) amounted to €98m in the first nine months (-48.5% y-o-y).

TELEFÓNICA HISPAM SUR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	4,689	6,150	(23.8)	9.1	1,315	1,942	(32.3)	11.2
Telefónica Argentina	1,431	2,604	(45.1)	25.4	232	810	(71.3)	29.0
Telefónica Chile	1,556	1,621	(4.1)	0.0	505	523	(3.4)	0.0
Telefónica Perú	1,546	1,756	(12.0)	(5.9)	527	558	(5.5)	(4.3)
Telefónica Uruguay	164	180	(8.7)	3.0	53	55	(4.7)	4.0
Others & eliminations	(8)	(12)	(32.1)	33.1	(2)	(4)	(47.6)	58.8

Service revenues	4,089	5,677	(28.0)	6.6	1,140	1,780	(36.0)	8.9
Telefónica Argentina	1,290	2,385	(45.9)	23.6	209	729	(71.3)	30.0
Telefónica Chile	1,330	1,500	(11.3)	(4.8)	432	482	(10.3)	(4.8)
Telefónica Perú	1,329	1,638	(18.8)	(7.0)	451	522	(13.6)	(7.4)
Telefónica Uruguay	148	167	(11.7)	1.3	48	51	(5.4)	4.5
Others & eliminations	(8)	(12)	(32.1)	22.8	(1)	(4)	(75.1)	25.1

OIBDA	1,236	1,750	(29.3)	8.4	311	567	(45.1)	5.4
Telefónica Argentina	417	747	(44.3)	36.2	54	241	(77.7)	30.4
Telefónica Chile	467	497	(5.9)	0.0	156	158	(1.2)	3.0
Telefónica Perú	290	442	(34.4)	(28.6)	80	148	(45.9)	(30.9)
Telefónica Uruguay	60	64	(5.6)	5.0	20	21	(3.8)	5.2
Others & eliminations	2	0	n.m.	n.m.	2	0	n.m.	n.m.

CapEx	685	938	(26.9)	10.8	178	293	(39.1)	18.0
Telefónica Argentina	246	423	(41.8)	29.0	38	126	(69.7)	33.5
Telefónica Chile	231	238	(3.1)	0.0	63	58	7.7	9.0
Telefónica Perú	192	229	(16.0)	(9.9)	71	73	(2.8)	(2.2)
Telefónica Uruguay	16	48	(66.5)	(8.2)	7	36	(81.6)	(2.1)
Others & eliminations	—	—	—	—	—	—	—	—

Spectrum	17	28	(40.6)	41.6	11	28	(59.3)	7.0
Telefónica Argentina	17	—	—	—	11	—	—	—
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	28	—	—	—	28	—	—
Others & eliminations	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	551	812	(32.1)	5.7	133	275	(51.6)	(5.5)
Telefónica Argentina	171	325	(47.4)	45.6	16	115	(86.3)	27.0
Telefónica Chile	237	258	(8.5)	(0.0)	93	99	(6.4)	(0.6)
Telefónica Perú	98	213	(54.2)	(48.5)	10	76	(87.3)	(58.6)
Telefónica Uruguay	44	16	n.m.	11.0	13	(15)	c.s.	9.2
Others & eliminations	2	—	—	—	2	—	—	—

TELEFÓNICA HISPAM SUR

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2018	2017	reported		organic		2018	2017	reported		organic
Revenues	4,689	6,150	(23.8)		9.1		1,315	1,942	(32.3)		11.2
Mobile Business	2,799	3,742	(25.2)		10.1		761	1,174	(35.2)		12.0
Mobile service revenues	2,199	3,270	(32.8)		6.0		584	1,012	(42.3)		8.1
Data revenues	1,284	1,840	(30.2)		16.0		334	588	(43.1)		23.0
Handset revenues	600	472	27.0		38.9		177	162	9.0		36.3
Fixed Business	1,890	2,407	(21.5)		7.6		556	768	(27.7)		10.0
FBB and new services revenues (1)	963	1,286	(25.2)		9.5		275	413	(33.4)		14.5
Pay TV revenues	401	426	(5.9)		0.5		133	138	(4.0)		(2.0)
Voice & access revenues	526	695	(24.3)		8.3		148	216	(31.8)		9.1
Internal expenditure capitalised in fixed assets	51	66	(23.1)		0.7		16	23	(29.9)		(0.9)
Operating expenses	(3,537)	(4,494)	(21.3)		9.7		(1,026)	(1,404)	(26.9)		13.6
Supplies	(1,440)	(1,689)	(14.7)		9.1		(431)	(531)	(18.9)		10.9
Personnel expenses	(636)	(919)	(30.8)		10.5		(174)	(277)	(37.2)		16.5
Other operating expenses	(1,461)	(1,886)	(22.5)		9.8		(421)	(596)	(29.2)		14.7
Other net income (expense)	32	25	28.5		94.4		6	5	29.7		n.m.
Gain (loss) on sale of fixed assets	3	3	(16.6)		(44.5)		0	2	(99.4)		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	1,236	1,750	(29.3)		8.4		311	567	(45.1)		5.4
OIBDA Margin	26.4%	28.5%	(2.1	p.p.)	(0.2	p.p.)	23.7%	29.2%	(5.5	p.p.)	(1.5	p.p.)
CapEx	685	938	(26.9)		10.8		178	293	(39.1)		18.0
Spectrum	17	28.20	(40.6)		41.6		11	28	(59.3)		7.0
OpCF (OIBDA-CapEx)	551	812	(32.1)		5.7		133	275	(51.6)		(5.5)

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
-

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro. Consolidated reported results for July-September 2018 have been calculated taking as a reference first half 2018 results adjusted by inflation in Argentina (see explanation in Alternative Performance Measures appendix).

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	60,569.0	59,760.0	59,093.9	58,419.9	57,783.3	57,531.8	56,723.6	(4.0)
Fixed telephony accesses (1)	8,209.7	8,137.8	8,044.3	7,938.5	7,811.1	7,684.6	7,549.9	(6.1)
Internet and data accesses	4,687.0	4,687.4	4,688.0	4,656.1	4,611.4	4,648.1	4,675.4	(0.3)
Broadband	4,565.4	4,566.1	4,567.1	4,535.4	4,492.4	4,528.3	4,554.9	(0.3)
FTTx/Cable	1,246.5	1,297.3	1,514.7	1,656.2	1,829.2	2,089.2	2,285.8	50.9
Mobile accesses	45,718.0	44,955.8	44,352.3	43,775.1	43,276.3	43,042.8	42,324.7	(4.6)
Prepay	29,273.2	28,787.5	28,344.3	27,631.8	26,973.7	26,386.8	25,504.3	(10.0)
Contract	16,444.7	16,168.3	16,008.0	16,143.3	16,302.6	16,655.9	16,820.4	5.1
M2M	1,082.3	1,126.1	1,164.9	1,199.8	1,240.2	1,339.4	1,396.2	19.9
Pay TV	1,954.3	1,979.1	2,009.4	2,050.3	2,084.6	2,156.4	2,173.5	8.2

Total Acceses Hispam Sur	60,594.7	59,785.4	59,134.0	58,445.9	57,808.9	57,556.0	56,747.9	(4.0)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	36.0%	36.0%	36.1%	36.9%	37.7%	38.7%	39.7%	3.6	p.p.
Smartphones (‘000)	21,113.6	20,799.2	21,267.5	21,650.2	21,331.4	21,507.3	21,056.7	(1.0)
Smartphone penetration (%)	47.9%	48.1%	49.9%	51.5%	51.4%	52.2%	52.1%	2.2	p.p.
LTE (‘000)	8,761.2	9,542.5	10,383.5	12,529.0	13,713.1	13,777.7	14,694.1	41.5
LTE penetration (%)	19.6%	21.8%	24.0%	29.4%	32.6%	33.0%	36.0%	11.9	p.p.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September						July - September
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,431	2,604	(45.1)		25.4		232	810	(71.3)		29.0
Mobile Business	945	1,694	(44.2)		26.9		151	530	(71.6)		28.3
Mobile service revenues	804	1,475	(45.5)		24.3		128	449	(71.6)		28.5
Data revenues	471	858	(45.1)		44.9		66	277	(76.4)		56.4
Handset revenues	140	219	(35.9)		44.9		23	81	(71.6)		27.3
Fixed Business	486	910	(46.6)		22.5		82	281	(70.9)		30.0
FBB and new services (1)	257	549	(53.2)		22.9		32	171	(81.3)		33.2
Voice & access revenues	229	361	(36.5)		21.9		50	109	(54.6)		25.0
OIBDA	417	747	(44.3)		36.2		54	241	(77.7)		30.4
OIBDA margin	29.1%	28.7%	0.4	p.p.	2.5	p.p.	23.2%	29.7%	(6.5	p.p.)	0.3	p.p.
CapEx	246	423	(41.8)		29.0		38	126	(69.7)		33.5
Spectrum	17	—	—		—		11	—	—		—
OpCF (OIBDA-CapEx)	171	325	(47.4)		45.6		16	115	(86.3)		27.0

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
-

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro. Consolidated reported results for July-September 2018 have been calculated taking as a reference first half 2018 results adjusted by inflation in Argentina (see explanation in Alternative Performance Measures appendix).

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	26,370.4	25,981.8	25,770.2	25,077.2	24,507.7	24,208.3	23,798.2	(7.7)
Fixed telephony accesses (1)	4,374.3	4,314.5	4,221.9	4,120.8	4,023.4	3,908.5	3,770.6	(10.7)
Fixed wireless	233.3	227.7	221.8	206.1	192.9	184.5	170.4	(23.2)
Internet and data accesses	1,841.0	1,802.5	1,758.9	1,700.6	1,648.5	1,613.3	1,579.9	(10.2)
Broadband	1,800.5	1,762.6	1,720.3	1,663.5	1,613.5	1,578.6	1,545.5	(10.2)
FTTx	75.8	133.6	192.7	243.8	294.7	353.2	416.9	116.3
Mobile accesses	20,155.1	19,864.8	19,789.4	19,255.9	18,835.8	18,686.5	18,446.3	(6.8)
Prepay	12,936.0	12,561.7	12,386.1	11,717.1	11,259.6	11,011.4	10,726.8	(13.4)
Contract	7,219.1	7,303.1	7,403.3	7,538.7	7,576.2	7,675.1	7,719.5	4.3
M2M	546.2	581.0	588.0	596.6	614.3	629.4	658.0	11.9
Pay TV	—	—	—	—	—	—	1.4	n.m.

Total Accesses	26,390.8	26,002.0	25,805.1	25,098.1	24,528.1	24,227.4	23,817.1	(7.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	35.8%	36.8%	37.4%	39.2%	40.2%	41.1%	41.8%	4.4	p.p.
Smartphones (‘000)	9,194.8	8,789.6	9,195.1	9,253.8	8,879.0	8,988.5	8,949.3	(2.7)
Smartphone penetration (%)	47.2%	45.9%	48.2%	49.9%	49.0%	50.1%	50.6%	2.4	p.p.
LTE (‘000)	4,136.7	4,707.5	5,363.2	6,387.8	6,673.1	6,714.7	6,751.7	25.9
LTE penetration (%)	21.1%	24.4%	27.9%	34.2%	36.6%	37.2%	38.0%	10.0	p.p.
Mobile churn (quarterly)	3.4%	3.1%	2.9%	3.1%	3.2%	2.9%	2.6%	(0.3	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	1.3%	0.0	p.p.
Mobile churn (cumulative YTD)	3.4%	3.2%	3.1%	3.1%	3.2%	2.9%	2.8%	(0.3	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.2%	1.1%	1.1%	1.2%	(0.0	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	8.6	8.7	8.4	8.5	7.8	7.5	4.2	33.0
Prepay	2.5	2.6	2.6	2.7	2.4	2.4	1.3	34.1
Contract (1)	21.0	21.0	19.9	19.7	16.7	15.9	8.9	18.2
Mobile data traffic (TB) (cumulative YTD)	42,378	92,707	153,286	220,535	71,626	147,967	230,363	50.3

Fixed telephony ARPU (EUR) (cumulative YTD)	8.6	9.5	9.1	9.4	8.5	8.4	4.8	37.2
Broadband ARPU (EUR) (cumulative YTD)	20.8	21.7	21.3	21.2	18.1	17.1	9.4	16.6
Fixed data traffic (TB) (cumulative YTD) (2)	296,597	636,815	1,018,913	1,420,297	425,127	893,893	1,466,706	43.9

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September						July - September
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,556	1,621	(4.1)		0.0		505	523	(3.4)		0.0
Mobile Business	909	936	(2.8)		2.0		296	300	(1.5)		2.9
Mobile service revenues	684	814	(16.0)		(6.4)		223	259	(14.1)		(5.7)
Data revenues	356	415	(14.2)		(5.0)		118	131	(10.1)		(1.0)
Handset revenues	226	122	85.4		58.8		73	41	78.0		57.3
Fixed Business	646	686	(5.7)		(2.7)		209	222	(5.9)		(3.9)
FBB and new services (1)	332	336	(1.2)		1.9		111	111	(0.1)		2.1
Pay TV	172	183	(5.7)		(2.7)		54	60	(8.4)		(6.4)
Voice & access revenues	142	167	(14.9)		(12.1)		44	52	(15.3)		(13.5)
OIBDA	467	497	(5.9)		0.0		156	158	(1.2)		3.0
OIBDA margin	30.0%	30.6%	(0.6	p.p.)	(0.0	p.p.)	30.9%	30.2%	0.7	p.p.	0.9	p.p.
CapEx	231	238	(3.1)		0.0		63	58	7.7		9.0
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	237	258	(8.5)		(0.0)		93	99	(6.4)		(0.6)

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	12,210.5	12,142.9	12,248.6	12,227.9	12,061.9	11,887.5	11,836.3	(3.4)
Fixed telephony accesses (1)	1,380.5	1,365.1	1,350.5	1,326.5	1,289.1	1,273.5	1,251.9	(7.3)
Internet and data accesses	1,138.8	1,162.9	1,170.4	1,160.8	1,141.9	1,151.0	1,156.1	(1.2)
Broadband	1,088.1	1,111.6	1,118.6	1,108.5	1,089.2	1,097.8	1,102.0	(1.5)
FTTx	329.0	341.9	354.3	360.0	379.0	421.5	475.1	34.1
Mobile accesses	9,034.4	8,945.3	9,044.6	9,056.6	8,957.4	8,783.8	8,758.8	(3.2)
Prepay	5,891.1	5,817.3	5,889.7	5,849.2	5,658.8	5,391.6	5,245.6	(10.9)
Contract	3,143.3	3,128.0	3,154.9	3,207.4	3,298.5	3,392.2	3,513.2	11.4
M2M	377.8	387.0	405.6	409.5	422.1	426.8	440.8	8.7
Pay TV	656.8	669.7	683.1	684.0	673.6	679.2	669.5	(2.0)

Total Accesses	12,215.7	12,148.1	12,253.8	12,233.0	12,067.0	11,892.6	11,841.7	(3.4)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	34.8%	35.0%	34.9%	35.4%	36.8%	38.6%	40.1%	5.2	p.p.
Smartphones (‘000)	2,962.3	2,894.6	2,933.0	3,285.8	3,344.5	3,411.8	3,437.9	17.2
Smartphone penetration (%)	35.3%	35.0%	35.1%	39.3%	40.5%	42.2%	42.7%	7.6	p.p.
LTE (‘000)	1,837.2	1,879.7	2,210.6	2,517.2	2,700.0	2,823.9	3,035.2	37.3
LTE penetration (%)	21.2%	22.0%	25.6%	29.1%	31.6%	33.8%	36.5%	10.9	p.p.
Mobile churn (quarterly)	3.3%	3.4%	3.0%	3.4%	3.4%	3.5%	2.9%	(0.1	p.p.)
Contract (1)	2.4%	2.6%	2.7%	2.6%	2.2%	2.3%	2.3%	(0.4	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.3%	3.2%	3.2%	3.4%	3.5%	3.3%	0.1	p.p.
Contract (1)	2.4%	2.5%	2.6%	2.6%	2.2%	2.3%	2.3%	(0.3	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	10.1	9.8	9.5	9.3	8.5	7.9	7.9	(7.2)
Prepay	2.9	2.8	2.6	2.6	2.3	2.2	2.2	(13.8)
Contract (1)	26.6	25.8	25.2	24.7	22.1	20.0	19.6	(11.9)
Mobile data traffic (TB) (cumulative YTD)	42,969	92,426	150,683	212,517	74,641	162,246	260,842	73.1

Fixed telephony ARPU (EUR) (cumulative YTD)	13.0	12.8	12.5	12.4	11.8	11.7	11.4	(6.2)
Pay TV ARPU (EUR) (cumulative YTD)	26.1	25.6	24.9	24.5	22.8	23.1	22.5	(6.5)
Broadband ARPU (EUR) (cumulative YTD)	18.8	18.1	17.4	17.3	17.1	17.1	16.7	(0.9)
Fixed data traffic (TB) (cumulative YTD) (2)	434,322	970,592	1,502,438	2,006,161	524,361	1,133,870	1,794,715	19.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September						July - September
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,546	1,756	(12.0)		(5.9)		527	558	(5.5)		(4.3)
Mobile Business	785	938	(16.3)		(10.9)		264	291	(9.3)		(7.6)
Mobile service revenues	568	819	(30.6)		(13.7)		187	255	(26.5)		(14.5)
Data revenues	377	471	(19.9)		(14.0)		125	151	(17.4)		(17.0)
Handset revenues	217	119	82.9		8.7		76	36	111.9		40.8
Fixed Business	761	819	(7.0)		(0.2)		264	267	(1.3)		(0.6)
FBB and new services (1)	377	412	(8.5)		(1.8)		132	134	(1.9)		(1.2)
Pay TV	229	239	(4.1)		3.0		78	77	1.0		1.6
Voice & access revenues	155	168	(7.6)		(1.0)		54	55	(2.9)		(2.3)
OIBDA	290	442	(34.4)		(28.6)		80	148	(45.9)		(30.9)
OIBDA margin	18.7%	25.2%	(6.4	p.p.)	(6.1	p.p.)	15.2%	26.6%	(11.4	p.p.)	(7.4	p.p.)
CapEx	192	229	(16.0)		(9.9)		71	73	(2.8)		(2.2)
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	98	213	(54.2)		(48.5)		10	76	(87.3)		(58.6)

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	2,455.0	2,458.2	2,471.9	2,491.2	2,498.6	2,502.6	2,527.5	2.2
Fixed wireless	84.6	84.9	85.4	85.8	84.6	84.7	85.2	(0.3)
Internet and data accesses	1,707.3	1,722.1	1,758.7	1,794.7	1,821.0	1,883.8	1,939.5	10.3
Broadband	1,676.8	1,691.9	1,728.2	1,763.4	1,789.7	1,852.0	1,907.4	10.4
FTTx/Cable	841.7	821.7	967.7	1,052.4	1,155.5	1,314.6	1,393.8	44.0
Mobile accesses	14,810.6	14,438.8	13,826.5	13,745.1	13,816.4	13,915.5	13,474.9	(2.5)
Prepay	9,429.8	9,397.5	9,073.7	9,049.4	9,093.0	9,038.0	8,597.2	(5.3)
Contract	5,380.9	5,041.3	4,752.7	4,695.7	4,723.5	4,877.5	4,877.7	2.6
M2M	82.9	82.1	92.7	108.5	112.4	187.1	199.5	115.3
Pay TV	1,297.4	1,309.3	1,326.2	1,366.3	1,411.0	1,477.1	1,502.6	13.3
Total Accesses	20,270.3	19,928.4	19,383.2	19,397.3	19,547.1	19,779.1	19,444.4	0.3

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	36.3%	34.9%	34.4%	34.2%	34.2%	35.1%	36.2%	1.8	p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	8,231.3	7,803.0	(5.9)
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	60.3%	59.1%	(1.6	p.p.)
LTE (‘000)	2,370.0	2,505.4	2,324.4	3,087.6	3,725.1	3,586.3	4,217.9	81.5
LTE penetration (%)	16.1%	17.5%	16.9%	22.6%	27.2%	26.1%	31.9%	15.0	p.p.
Mobile churn (quarterly)	5.3%	5.1%	5.5%	5.6%	5.8%	6.2%	7.1%	1.6	p.p.
Contract (1)	2.7%	3.1%	3.1%	3.3%	3.0%	3.2%	3.5%	0.4	p.p.
Mobile churn (cumulative YTD)	5.3%	5.2%	5.3%	5.3%	5.8%	6.2%	6.5%	1.2	p.p.
Contract (1)	2.7%	2.9%	3.0%	3.0%	3.0%	3.2%	3.3%	0.3	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.3	6.2	6.1	5.2	4.4	4.4	(11.1)
Prepay	2.1	2.0	2.1	2.0	1.8	1.7	1.7	(9.4)
Contract (1)	13.7	13.8	13.7	13.6	12.0	9.6	9.5	(8.2)
Mobile data traffic (TB) (cumulative YTD)	37,157	84,961	133,034	185,166	64,198	133,741	224,923	69.1

Fixed telephony ARPU (EUR) (cumulative YTD)	7.5	7.0	6.8	6.7	5.8	5.8	5.8	(8.7)
Pay TV ARPU (EUR) (cumulative YTD)	19.4	19.1	18.8	18.6	17.5	17.6	17.5	(0.1)
Broadband ARPU (EUR) (cumulative YTD)	15.6	15.1	14.7	14.3	12.6	12.7	12.7	(7.4)
Fixed data traffic (TB) (cumulative YTD) (2)	692,053	1,378,078	2,075,593	2,814,311	752,346	1,559,607	2,463,278	18.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

07

TELEFÓNICA HISPAM NORTE

(y-o-y changes in organic terms)

Hispam Norte delivered a solid commercial performance in the third quarter of the year, with positive net additions in the most valuable accesses (mobile contract, fixed broadband and Pay TV), which allowed operational revenues to reverse its y-o-y trend and grow 0.4% in the quarter (-0.4% in Q2 18; -2.2% in Q1 18), despite the competitive environment and regulatory impacts. On the other hand, OIBDA (-8.0% y-o-y) was still impacted by regulation over termination rates in Mexico; excluding this effect, OIBDA would have remained virtually stable y-o-y (-0.6%). Operating cash flow increased 16.8% in January-September.

Total accesses amounted to 72.9m (+2% y-o-y). Mobile accesses (67.2m) increased 2% y-o-y, progressively improving the quality of the customer base due to a greater contract penetration (15%, +0.4 p.p. y-o-y) and LTE penetration (27%, +8.9 p.p., after expanding 4G coverage to 51%).

In the fixed business, retail broadband accesses rose to 1.3m (+34% y-o-y), +10k net additions in the quarter driven by FTTx (3.5 times higher y-o-y). Pay TV accesses increased 5% after registering +4k net additions in Q3 (+53k in 9M).

Revenues in Q3 increased 0.4% y-o-y to €1,041m (-0.7%, €3,038m in 9M) led mostly by the better performance improvement in Colombia. Excluding negative regulatory impacts, revenues would have increased 2.3% y-o-y (+1.3% in 9M).

Operating expenses totalled €773m in the last three months (+4.4% y-o-y; €2,305m, +2.5 % in 9M) mainly reflecting higher network expenses through the region, which were partially offset by the reduction in commercial expenses and efficiency measures.

OIBDA amounted to €314m in the quarter (-8.0% y-o-y; €748m, -6.1% in 9M), negatively affected by regulation in Mexico. Excluding this impact, OIBDA would have remained virtually stable y-o-y (-0.6%; + 1.8% in 9M) mostly due to the acceleration in revenue growth in Colombia. OIBDA margin stood at 30.2% (-2.6 p.p. y-o-y; 24.6%, -1.5 p.p. in 9M).

CapEx totalled €297m in 9M (-30.5% y-o-y) and was mainly allocated to the expansion of fixed and mobile infrastructures. Operating cash flow (OIBDA-CapEx) rose to €451m and increased 16.8% when compared to 9M 17.

Telefónica Colombia continued reporting positive net additions in all products in the quarter (except for fixed voice), which, along with a favourable macroeconomic environment and digitalisation efforts translated into both an acceleration of revenues and OIBDA y-o-y growth and margin expansion.

Mobile accesses (15.3m) grew 8% after posting +220k net additions in Q3 (+700k in 9M). Contract accesses rose 2% y-o-y after reporting +49k net additions in Q3 (+88k in 9M) led by a substantial increase in gross additions (+11% y-o-y) and good portability results. In prepay, accesses increased 10% and posted +171k net additions in Q3 (+612k in 9M). Smartphones reached a penetration of 45% (+1.9 p.p. y-o-y) and LTE accesses grew 47% y-o-y (37% penetration; +9.8 p.p. y-o-y; 62% coverage).

The fixed business continued its transformation process with the connection of 22k FTTH fibre accesses in the quarter thanks to the acceleration in the network deployment (1,083m premises passed with FTTx as of September; of which 44% with FTTH). Retail broadband accesses (1.2m) rose 27% y-o-y (positively affected by the inclusion of accesses from the Telebucaramanga and Metrotel subsidiaries consolidated in Q4 17) after reporting +2k net additions in Q3 (+38k accesses in 9M). Additionally, Pay TV accesses rose 6% y-o-y.

Revenues (€383m in Q3) increased 7.8% y-o-y (€1,104m; +3.0% in 9M) mainly driven by the growth in value accesses and tariffs update in both fixed and mobile in July. Mobile service revenues (€202m) grew 10.4% y-o-y (+4.7% in 9M) and fixed business revenues (€151m) increased 9.0% (+2.9% y-o-y in 9M), worth highlighting the good performance from broadband and new services (+27.4% y-o-y; +21.0% in 9M).

Operating expenses stood at €264m (+7.4% y-o-y; €770m, +4.7% in 9M) due to higher commercial and network expenses and the change in the accounting recognition of the sale of fixed equipment (previously recognised as CapEx, now OpEx), partly offset by the positive impact from digitalisation measures on customer care.

OIBDA (€157m) accelerated its growth to 11.4% y-o-y (€408m in 9M, +4.0%). A capital gain of €24m from tower sales was recorded in the quarter (€32m in 9M). OIBDA margin stood at 40.9% (+1.1 p.p. y-o-y; +37.0% in 9M, +0.3 p.p.).

CapEx totalled €118m in 9M (-38.9% y-o-y, affected by the previously mentioned change in the recognition criteria of sale of fixed equipment) and was mainly allocated to the fibre network deployment and LTE expansion. Operating cash flow (OIBDA- CapEx) increased 53.1% y-o-y in 9M.

Telefónica México’s performance continues to be affected by negative regulatory impacts and by an increase in the competitive intensity of the market (mainly in prepay), although the commercial performance improved since the launch of the new offer in July.

Mobile accesses (25.5m; +4% y-o-y) posted +25k net additions in Q3 (454k in 9M) with a good performance in contract accesses (+9%), and in LTE (+35%; 24% penetration, +6 p.p. y-o-y; 56% coverage), driving mobile data traffic (+52% y-o-y in 9M). In prepay (+4%), accesses with frequent top-ups stabilised its performance since the roll out of the new commercial offer and the churn decreased to 3.9% in the quarter (-1.0 p.p. y-o-y).

In the fixed business, “internet al hogar” accesses (“internet at home”; broadband offered through the mobile network) has already reached 47k users since its launch in Q4 17.

Revenues totalled €293m (-6.5% y-o-y; €867m in 9M, -6.0%) and remained affected by mobile termination rates and by the aggressive competitive environment. Nevertheless, handset sales accelerated its growth (+32.2% y-o-y in Q3; +27.8% in 9M). Excluding the negative regulatory impact, revenues would have remained virtually stable (-0.9% y-o-y in Q3; -0.3% in 9M).

Operating expenses stood at €259m after increasing 4.5% y-o-y in the quarter due to higher network expenses, although they were partially offset by lower commercial expenses and greater rationality in subsidies. Operating expenses growth slightly accelerated when compared to previous quarters (€766m in 9M; +2.5% y-o-y) due to higher interconnection costs driven by higher traffic from unlimited plans.

OIBDA totalled €40m (-42.5% y-o-y; €137m in 9M, -31.9%). Excluding the negative regulatory impact mentioned previously, OIBDA would have decreased 13.6% y-o-y (-1.3% in 9M). OIBDA margin stood at 13.7% (-9.1 p.p. y-o-y; +15.8% in 9M, -6.2 p.p. y-o-y).

CapEx stood at €88m in 9M (-25.4% y-o-y). Operating cash flow (OIBDA- CapEx) decreased 40.6% y-o-y.

TELEFÓNICA HISPAM NORTE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	3,038	3,250	(6.5)	(0.7)	1,041	1,037	0.3	0.4
Telefónica Colombia	1,104	1,094	1.0	3.0	383	338	13.4	7.8
Telefónica México	867	1,002	(13.5)	(6.0)	293	332	(11.8)	(6.5)
Telefónica Centroamérica	645	663	(2.6)	5.9	220	213	3.1	3.5
Telefónica Ecuador	407	405	0.6	8.4	142	132	7.7	7.2
Telefónica Venezuela	16	88	(82.0)	(82.0)	3	23	(86.2)	(86.2)
Others & eliminations	(1)	(2)	(44.4)	(40.1)	(0)	(1)	n.m.	(32.1)

Service revenues	2,622	2,894	(9.4)	(3.5)	902	924	(2.4)	(2.3)
Telefónica Colombia	1,006	990	1.6	3.9	353	306	15.2	10.4
Telefónica México	680	843	(19.3)	(12.4)	231	282	(18.1)	(13.4)
Telefónica Centroamérica	589	617	(4.5)	4.8	201	199	1.1	1.3
Telefónica Ecuador	332	360	(7.8)	0.2	115	116	(0.9)	(0.8)
Telefónica Venezuela	16	86	(81.8)	(81.8)	3	22	(86.0)	(86.0)
Others & eliminations	(1)	(2)	(43.2)	(38.8)	(0)	(1)	(29.4)	(27.8)

OIBDA	748	929	(19.5)	(6.1)	314	316	(0.6)	(8.0)
Telefónica Colombia	408	367	11.3	4.0	157	113	38.2	11.4
Telefónica México	137	224	(39.0)	(31.9)	40	79	(48.9)	(42.5)
Telefónica Centroamérica	189	180	5.1	15.5	69	66	3.5	5.0
Telefónica Ecuador	113	120	(5.6)	0.2	41	40	2.3	0.7
Telefónica Venezuela	1	25	(96.2)	(96.2)	0	5	(94.7)	(94.7)
Others & eliminations (1)	(101)	13	c.s.	(45.3)	7	13	(43.8)	(43.8)

CapEx	297	915	(67.5)	(30.5)	133	638	(79.2)	(21.6)
Telefónica Colombia	118	657	(82.0)	(38.9)	52	542	(90.5)	(34.0)
Telefónica México	88	132	(33.0)	(25.4)	43	53	(18.9)	(13.4)
Telefónica Centroamérica	55	72	(24.4)	(18.4)	23	22	5.5	8.7
Telefónica Ecuador	35	43	(18.5)	(12.0)	14	17	(15.3)	(13.1)
Telefónica Venezuela	1	11	(86.9)	(86.9)	0	4	(97.5)	(97.5)
Others & eliminations	—	—	—	—	—	—	—	—

Spectrum	—	474	—	—	—	470	—	—
Telefónica Colombia	—	470	—	—	—	470	—	—
Telefónica México	—	4	—	—	—	—	—	—
Telefónica Centroamérica	—	—	—	—	—	—	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	451	14	n.s.	16.8	181	(322)	c.s.	8.4
Telefónica Colombia	290	(291)	c.s.	53.1	105	(428)	c.s.	98.2
Telefónica México	49	93	(47.5)	(40.6)	(3)	26	c.s.	c.s.
Telefónica Centroamérica	135	108	24.8	37.5	45	44	2.5	3.1
Telefónica Ecuador	79	77	1.5	6.8	27	23	15.0	10.2
Telefónica Venezuela	(0)	14	c.s.	c.s.	0	1	(76.3)	(76.3)
Others & eliminations (1)	(101)	13	c.s.	(45.3)	7	13	(43.8)	(43.8)

(1)	Includes goodwill impairment of €108m in Mexico in April-June 2018

TELEFÓNICA HISPAM NORTE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	3,038	3,250	(6.5)	(0.7)	1,041	1,037	0.3	0.4
Mobile Business	2,489	2,697	(7.7)	(0.7)	848	871	(2.7)	(1.2)
Mobile service revenues	2,072	2,342	(11.5)	(4.2)	709	758	(6.5)	(4.9)
Data revenues	1,168	1,265	(7.7)	(0.4)	393	408	(3.6)	(2.5)
Handset revenues	417	356	17.1	22.2	139	113	22.6	23.6
Fixed Business	549	552	(0.5)	(1.1)	193	166	16.2	8.6
FBB and new services revenues (1) (2)	300	274	9.4	15.9	109	86	27.1	27.5
Pay TV revenues	67	67	0.6	6.3	23	20	15.7	14.6
Voice & access revenues (2)	182	211	(13.8)	(21.8)	61	60	0.7	(15.5)
Internal expenditure capitalised in fixed assets	36	39	(9.1)	(6.6)	12	15	(20.3)	(22.9)
Operating expenses	(2,305)	(2,387)	(3.4)	2.5	(773)	(740)	4.5	4.4
Supplies	(982)	(1,036)	(5.3)	1.8	(333)	(315)	5.5	6.9
Personnel expenses	(263)	(276)	(4.8)	(1.9)	(86)	(85)	1.2	(1.6)
Other operating expenses	(1,061)	(1,075)	(1.3)	4.3	(354)	(339)	4.5	3.6
Other net income (expense)	23	16	47.6	53.8	6	3	61.1	47.7
Gain (loss) on sale of fixed assets	64	12	n.m.	n.m.	29	0	n.m.	c.s.
Impairment of goodwill and other assets (3)	(108)	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	748	929	(19.5)	(6.1)	314	316	(0.6)	(8.0)
OIBDA Margin	24.6%	28.6%	(4.0 p.p. )	(1.5 p.p. )	30.2%	30.5%	(0.3 p.p. )	(2.6 p.p. )
CapEx	297	915	(67.5)	(30.5)	133	638	(79.2)	(21.6)
Spectrum	—	474	—	—	—	470	—	—
OpCF (OIBDA-CapEx)	451	14	n.m.	16.8	181	(322)	c.s.	8.4

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
-

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-September 2018 period Telefónica uses a synthetic Exchange rate of 428.30 Bolívares Soberanos/USD as of end of September 2018.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

(3)	Includes goodwill impairment of €108m in Mexico in April-June 2018

TELEFÓNICA HISPAM NORTE

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	72,524.4	71,947.4	71,102.9	72,554.6	72,590.0	73,145.9	72,902.0	2.5
Fixed telephony accesses (1)(2)	3,539.7	3,450.6	3,327.8	3,554.7	3,478.3	3,484.8	3,301.0	(0.8)
Internet and data accesses (2)	1,006.9	999.9	1,003.0	1,229.2	1,253.1	1,274.7	1,332.3	32.8
Broadband	979.4	971.9	974.3	1,199.9	1,223.2	1,244.0	1,301.4	33.6
FTTx	33.4	54.6	86.5	126.8	167.7	284.4	302.7	n.m.
Mobile accesses	66,989.6	66,515.0	65,790.4	66,788.6	66,857.0	67,355.8	67,233.7	2.2
Prepay	57,725.3	57,115.6	56,284.5	57,190.7	57,061.5	57,360.4	57,226.8	1.7
Contract	9,264.2	9,399.4	9,506.0	9,597.9	9,795.4	9,995.4	10,006.9	5.3
M2M	1,545.1	1,582.9	1,635.8	1,686.7	1,785.1	1,882.0	1,914.3	17.0
Pay TV	988.2	981.9	981.6	982.1	1,001.6	1,030.6	1,034.9	5.4

Total Acceses Hispam Norte	72,564.2	71,986.4	71,141.8	72,565.4	72,590.5	73,146.4	72,902.5	2.5

(1)	Includes fixed wireless and VoIP accesses.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	13.8%	14.1%	14.4%	14.4%	14.7%	14.8%	14.9%	0.4 p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	29,995.2	31,376.2	7.4
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	46.2%	48.4%	2.4 p.p.
LTE (‘000)	8,280.3	9,426.0	11,336.8	13,626.0	14,761.5	16,069.9	17,392.6	53.4
LTE penetration (%)	12.7%	14.5%	17.7%	21.0%	22.7%	24.6%	26.6%	8.9 p.p.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September						July - September
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,104	1,094	1.0		3.0		383	338	13.4		7.8
Mobile Business	671	686	(2.2)		3.1		233	214	8.9		7.0
Mobile service revenues	572	582	(1.6)		4.7		202	182	11.1		10.4
Data revenues	339	326	3.9		10.5		118	106	11.4		11.0
Handset revenues	98	104	(5.4)		(5.8)		31	32	(4.0)		(12.5)
Fixed Business	434	408	6.3		2.9		151	124	21.2		9.0
FBB and new services (1) (2)	240	209	14.9		21.0		85	66	29.4		27.4
Pay TV	64	66	(1.7)		3.7		22	20	8.2		6.5
Voice & access revenues (2)	129	133	(3.1)		(19.6)		43	38	13.8		(14.2)
OIBDA	408	367	11.3		4.0		157	113	38.2		11.4
OIBDA margin	37.0%	33.5%	3.4	p.p.	0.3	p.p.	40.9%	33.5%	7.4	p.p.	1.1	p.p.
CapEx	118	657	(82.0)		(38.9)		52	542	(90.5)		(34.0)
Spectrum	—	470	—		—		—	470	—		—
OpCF (OIBDA-CapEx)	290	(291)	c.s.		53.1		105	(428)	c.s.		98.2

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	16,471.3	16,610.7	16,964.5	17,940.1	18,116.5	18,515.9	18,728.2	10.4
Fixed telephony accesses (1) (2)	1,352.7	1,330.6	1,319.7	1,609.6	1,619.8	1,635.8	1,626.0	23.2
Internet and data accesses (2)	990.0	982.3	984.9	1,210.0	1,233.9	1,245.8	1,247.7	26.7
Broadband	976.8	969.1	971.5	1,196.4	1,220.2	1,232.2	1,234.2	27.1
FTTx	33.4	54.6	86.5	126.8	167.7	284.4	302.7	n.m.
Mobile accesses	13,603.0	13,768.6	14,130.1	14,590.6	14,716.1	15,070.6	15,290.6	8.2
Prepay	9,974.3	10,096.8	10,401.1	10,857.7	11,003.8	11,298.3	11,469.3	10.3
Contract	3,628.6	3,671.8	3,729.0	3,732.9	3,712.3	3,772.3	3,821.3	2.5
M2M	474.8	463.7	468.6	454.3	452.1	480.2	491.5	4.9
Pay TV	525.6	529.3	529.8	529.9	546.7	563.8	563.9	6.4

Total Accesses	16,471.8	16,611.2	16,965.0	17,940.5	18,117.0	18,516.4	18,728.7	10.4

(1)	Includes fixed wireless and VoIP accesses.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	26.7%	26.7%	26.4%	25.6%	25.2%	25.0%	25.0%	(1.4	p.p.)
Smartphones (‘000)	5,324.1	5,477.0	5,761.4	5,977.1	6,069.0	6,304.2	6,539.8	13.5
Smartphone penetration (%)	41.1%	41.7%	42.7%	42.7%	42.9%	43.6%	44.6%	1.9	p.p.
LTE (‘000)	2,682.5	3,193.6	3,731.2	4,260.0	4,585.6	5,006.8	5,492.4	47.2
LTE penetration (%)	20.4%	24.0%	27.3%	30.1%	32.1%	34.3%	37.1%	9.8	p.p.
Mobile churn (quarterly)	4.2%	3.4%	2.9%	2.9%	3.4%	3.2%	3.3%	0.4	p.p.
Contract (1)	1.5%	1.6%	1.5%	1.7%	1.7%	1.6%	1.7%	0.2	p.p.
Mobile churn (cumulative YTD)	4.2%	3.8%	3.5%	3.3%	3.4%	3.2%	3.2%	(0.3	p.p.)
Contract (1)	1.5%	1.5%	1.5%	1.6%	1.7%	1.6%	1.6%	0.1	p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.7	4.6	4.5	4.4	4.0	4.0	4.0	(5.6)
Prepay	1.2	1.2	1.2	1.2	1.1	1.1	1.1	(5.0)
Contract (1)	16.4	15.9	15.3	15.0	13.4	13.4	13.5	(5.7)
Mobile data traffic (TB) (cumulative YTD)	22,498	48,002	75,237	105,623	31,191	65,600	105,536	40.3

Fixed telephony ARPU (EUR) (cumulative YTD)	11.1	10.8	10.2	9.3	8.0	8.1	8.2	(15.6)
Pay TV ARPU (EUR) (cumulative YTD)	14.3	14.1	13.5	13.2	12.5	12.6	12.8	(0.2)
Broadband ARPU (EUR) (cumulative YTD)	11.0	11.1	10.9	10.3	10.6	10.9	11.1	7.9
Fixed data traffic (TB) (cumulative YTD) (2)	89,505	192,552	296,678	401,577	295,782	619,750	964,597	n.m.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September						July - September
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	867	1,002	(13.5)		(6.0)		293	332	(11.8)		(6.5)
Service revenues	680	843	(19.3)		(12.4)		231	282	(18.1)		(13.4)
Data revenues	352	411	(14.5)		(7.4)		123	141	(12.7)		(14.8)
Handset revenues	187	159	17.1		27.8		62	50	23.2		32.2
OIBDA	137	224	(39.0)		(31.9)		40	79	(48.9)		(42.5)
OIBDA margin	15.8%	22.4%	(6.6	p.p.)	(6.2	p.p.)	13.7%	23.7%	(10.0	p.p.)	(9.1	p.p.)
CapEx	88	132	(33.0)		(25.4)		43	53	(18.9)		(13.4)
Spectrum	—	4	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	49	93	(47.5)		(40.6)		(3)	26	c.s.		c.s.

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	% Chg
Mobile accesses	25,657.9	25,277.7	24,539.2	25,070.9	25,269.3	25,499.9	25,525.0	4.0
Prepay	23,639.3	23,197.6	22,408.7	22,882.4	22,977.1	23,124.3	23,193.1	3.5
Contract	2,018.6	2,080.1	2,130.5	2,188.5	2,292.2	2,375.6	2,331.9	9.5
M2M	710.1	744.0	789.2	854.5	932.7	982.8	1,002.1	27.0
Fixed Wireless	974.4	924.2	849.5	808.4	750.6	768.6	706.9	(16.8)

Total Accesses	26,671.5	26,240.4	25,427.1	25,889.5	26,019.9	26,268.5	26,231.9	3.2

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	7.9%	8.2%	8.7%	8.7%	9.1%	9.3%	9.1%	0.5	p.p.
Smartphones (‘000)	11,865.9	11,789.9	11,483.8	11,576.0	11,339.0	11,020.6	11,464.6	(0.2)
Smartphone penetration (%)	47.6%	48.1%	48.4%	47.9%	46.7%	45.0%	46.8%	(1.6	p.p.)
LTE (‘000)	3,658.0	4,035.0	4,309.6	5,111.2	5,427.6	5,591.8	5,828.7	35.2
LTE penetration (%)	14.7%	16.4%	18.1%	21.1%	22.3%	22.8%	23.8%	5.6	p.p.
Mobile churn (quarterly)	4.8%	3.9%	4.7%	3.7%	3.7%	3.6%	3.8%	(0.9	p.p.)
Contract (1)	2.1%	1.9%	2.2%	2.5%	2.0%	2.3%	3.0%	0.8	p.p.
Mobile churn (cumulative YTD)	4.8%	4.4%	4.5%	4.3%	3.7%	3.6%	3.7%	(0.8	p.p.)
Contract (1)	2.1%	1.7%	1.9%	2.1%	2.0%	2.3%	2.5%	0.6	p.p.
Mobile ARPU (EUR)(cumulative YTD)	2.7	2.9	3.0	3.0	2.4	2.4	2.4	(12.7)
Prepay	2.3	2.4	2.5	2.5	1.9	2.0	2.0	(14.2)
Contract (1)	12.1	12.4	12.5	12.3	11.4	10.4	10.5	(8.3)
Mobile data traffic (TB) (cumulative YTD)	30,861	69,939	112,251	155,767	46,704	101,195	170,382	51.8

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

08

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

(1)	As of 20 February 2018, stake communicated to CNMV.

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	50.0
Telefónica Digital	100.0
China Unicom	0.6
BBVA	0.7
Prisa (1)	9.4

Changes to the Perimeter

During the first nine months of 2018, the following changes have been made to the perimeter of consolidation:

•

On 27 July 2018, Telefónica transferred to a company of the Pontegadea Group 16.65% of the share capital of the Telefónica´s subsidiary Pontel Participaciones, S.L. (“Pontel”) that owns 60% of the share capital of the company Telxius Telecom, S.A. (“Telxius”), for an amount of 378.8 million euros, which entailed a price of 15.2 euros per share of Telxius.

This participation of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

In addition, an explanation on the calculation of July-September consolidated results adjusted by inflation in Argentina is included.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 30 June, 2018 (see particularly Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and “Payables and other current liabilities” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in “Payables and other non-current liabilities” or “Financial assets and other non-current assets” have a maturity beyond one year and a financial component. In “Receivables and other current assets” we include the customer financing of terminal sales classified as short term, and “Financial assets and other non-current assets” includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of June 2018 can be found on page 14 of this document and in the financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”. Net financial debt is also defined on the financial information published by the Group as of June 30, 2018 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”.

Free Cash Flow

The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”. Free cash flow is also defined in the financial information published by the Group as of June 30, 2018 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations provide useful information about the evolution of the business due to several factors:

•

They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•

Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2018/2017 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period).

•	Excludes in 2018 the hyperinflation adjustment in Argentina.

•	Considers a constant perimeter of consolidation.

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”.

The Management Report contained in the Consolidated Financial Statements for the period ended June 30, 2018 of Telefónica Group also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•

They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•

The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2018/2017 is defined as the reported variation as adjusted by the following factors:

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•

At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts. Excludes in 2018 the hyperinflation adjustment in Argentina.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t3-data.zip”.

Third quarter (July-September) reported results including hyper-inflation adjustment in Argentina

Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for periods ended after 1 July 2018. According to the accounting reporting standards, hyper-inflation adjustment to financial results is applied retroactively since 1 January 2018 and the information presented in prior results will not be restated.

Consolidated reported results for July-September 2018 have been calculated taking as a reference first half 2018 results adjusted by inflation in Argentina (first half 2018 reported results did not include such adjustment).

An inflation rate of 16.03%, corresponding to January-June 2018 period, has been used for the calculation of the inflation adjustment as of 30 June 2018. The closing exchange rate for the Argentine peso as of 30 June 2018 was 33.632 Argentine pesos per euro.

An inflation rate of 31.38%, corresponding to January-June 2018 period, has been used for the calculation of the inflation adjustment as of 30 September 2018. The closing exchange rate for the Argentine peso as of 30 September 2018 was 47.369 Argentine pesos per euro.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in the Appendix “Alternative performance measures”, page 46 of this document. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 13, of the pdf filed.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)
Telephone: +34 91 482 87 00
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Christian Kern (christian.kern@telefonica.com)
ir@telefonica.com
www.telefonica.com/shareholders&investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 31, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer for Telefonica, S.A.